                                    (LOGOS)



                               (ROYAL GROUP LOGO)

                             A ROYAL GROUP PRODUCT
                            Building a Better World


                              A YEAR IN TRANSITION


                               (ROYAL GROUP LOGO)
                            ROYAL GROUP TECHNOLOGIES

                               ANNUAL REPORT 2003

ROYAL AT A GLANCE

Royal is a vertically integrated manufacturer of innovative, plastic home improvement, consumer and construction products. The operations are arranged into two segments: The Products Segment and the Support Segment.

                                PRODUCTS SEGMENT
----------------------------------------------------------------------------------------------

(GRAPHIC)                       (GRAPHIC)                      (GRAPHIC)

HOME                            CONSUMER                       CONSTRUCTION
IMPROVEMENT                     PRODUCTS                       PRODUCTS
PRODUCTS
Home Improvement Products       Consumer Products consist of   Construction Products consist
primarily consist of extruded   a broad range of extruded      of pipe and fitting systems,
PVC products, including         and injection molded           as well as commercial doors.
window and door profiles,       products, including window     These products are distrib-
siding and roofing. These       coverings, outdoor storage     uted through a network of
products are primarily sold to  solutions, fencing, decking,   distributors and contractors
fabricators and building        railing, housewares and        to the new construction
product distributors.           furniture. These products are  sector of the market.
                                primarily sold to home-
                                owners through retail home     Royal Building Systems and
                                improvement chain stores.      Foreign Operations include
                                                               components of Royal Building
                                                               Systems(TM) sold throughout the
                                                               world, and other building
                                                               products manufactured by
                                                               foreign operations.

                         SUPPORT SEGMENT
-----------------------------------------------------------------------

(GRAPHIC)                           (GRAPHIC)

MATERIALS                           MACHINERY,
                                    TOOLING &
                                    SERVICES
The Support Segment is composed of a series of activities, which are primarily supplied to the Products Segment, to facilitate superior customer service, rapid product development and a low cost structure. The activities of the Support Segment include:

i)  Materials manufacture,          ii)  Machinery development
    involves production of PVC           and manufacture involves
    resin, chemical additives,           extrusion equipment,
    compounding and                      tooling and computerized
    recycling. In addition, a            material handling systems.
    wide variety of post-
    industrial waste materials
    are recycled into usable        iii) Services include
    raw material, utilizing              distribution, Group property
    proprietary RoyalEco(TM)             management, research and
    technology.                          development, as well as
                                         certain centralizing of
                                         purchasing, finance,
                                         administration, sales and
                                         marketing functions.

CONTENTS

Financial Highlights .......................................................   1

Letter to Shareholders .....................................................   2

Products Segment Home Improvement ..........................................   4

Products Segment Consumer ..................................................   8

Products Segment Construction ..............................................  12

Products Segment Royal Building Systems & Foreign Operations ...............  14

Support Segment ............................................................  16

Corporate Responsibility ...................................................  18

Management's Discussion & Analysis .........................................  20

Consolidated Financial Statements ..........................................  26

Notes to Consolidated Financial Statements .................................  30

Supplementary Financial Information ........................................  39

Corporate Governance .......................................................  43

Shareholder & Corporate Information ........................................  44

HIGHLIGHTS

Years ended September 30, 2003, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)

                                          2003         2002(8)            2001
--------------------------------------------------------------------------------
CORPORATE OPERATING RESULTS
Net sales                          $ 1,885,397      $1,915,230     $ 1,669,036
EBITDA(1)                              112,356         360,558         315,927
Net earnings (loss)                    (58,211)        131,016         117,438
Cash flow(2)                           214,312         286,436         255,527
Free cash flow (use)(3)(4)             137,872         103,342         (65,702)
--------------------------------------------------------------------------------

PER SHARE DATA
Diluted earnings (loss)            $      (.62)     $     1.40     $      1.27
Book value per share(5)            $     14.65      $    16.06     $     14.95

CORPORATE FINANCIAL POSITION
Working capital                        129,780         167,474         179,762
Property, plant and equipment        1,482,723       1,637,049       1,604,499
Goodwill and other assets              256,413         275,757         245,729
Shareholders' equity                 1,365,412       1,496,674       1,361,687
Invested capital(6)                  2,140,693       2,449,752       2,355,352
--------------------------------------------------------------------------------

CORPORATE FINANCIAL RATIOS
EBITDA margin(1)                           6.0%           18.8%           18.9%
Current ratio                             1.2x            1.2x            1.3x
Funded debt to invested capital             36%             38%             41%
Return on invested capital(7)             (1.0)%           7.1%            7.1%

(GRAPHIC)

CONSOLIDATED NET SALES
(in millions of dollars)

(BAR CHART)

96      675
97      849
98    1,050
99    1,282
00    1,549
01    1,669
02    1,915
03    1,885

CONSOLIDATED CASH FLOW(2)
(in millions of dollars)

(BAR CHART)

96    119
97    153
98    187
99    244
00    280
01    256
02    286
03    214

CONSOLIDATED NET EARNINGS
(in millions of dollars)

(BAR CHART)

96     67
97     92
98    116
99    150
00    169
01    117
02    131
03    (58)

CONSOLIDATED FREE CASH FLOW(3)(4)
(in millions of dollars)

(BAR CHART)

96      13
97    (124)
98    (151)
99     (95)
00    (264)
01     (66)
02     103
03     138

(1) It should be noted that EBITDA and EBITDA margin are widely used terms in financial markets, but are non-GAAP measures. Both of these terms are defined in the Management's Discussion and Analysis section of this report.

(2) Cash flow, being earnings before minority interest plus items not affecting cash.

(3) Free cash flow (use) is a non-GAAP measure, being cash flow, less change in non-cash working capital items, less acquisition of property, plant and equipment.

(4)   Restated to conform to the presentation adopted in 2003.

(5) Book value per share is a non-GAAP measure, being Shareholders' Equity divided by the number of shares outstanding at year-end.

(6) Aggregate of shareholders' equity, minority interest, and funded debt less cash on hand.

(7) Aggregate of earnings before minority interest plus interest and financing charges tax affected, divided by average invested capital.

(8)   Restated for the adoption of CICA Handbook Section 1650.


                                ROYAL GROUP TECHNOLOGIES LIMITED      2003     1

LETTER TO SHAREHOLDERS

As a result of a rigorous analysis of each of our business activities during fiscal 2003, we are reshaping Royal Group's strategic focus. We intend to foster growth of certain businesses and increase returns in all areas. We will increasingly focus on our core home improvement product businesses, as well as certain niches within consumer and construction products markets that provide us the opportunity to generate acceptable profitability.

(PHOTO OF VIC DE ZEN)                  (PHOTO OF DOUGLAS DUNSMUIR)
Left: Vic De Zen, Chairman and Co-C.E.O.
Right: Douglas Dunsmuir, Co-C.E.O. and President

Fiscal 2003 proved to be our most challenging year since becoming a public company. The combination of expenses associated with the restructuring of our window coverings business, escalating raw material costs and underutilization of capacity, resulted in a significant decline in Royal's profitability over the previous year. Our challenges were compounded by weak markets in our key spring selling season. Still, we were able to achieve record free cash flow of $138 million, as capital expenditures were curtailed and inventory levels were reduced.

      During 2003, we confronted our challenges, while at the same time continuing to implement strategies that we believe will enable Royal to realize improving returns on invested capital over time. We believe that these strategies, which we began to implement in 2002, will result in improving returns for our stakeholders in the years ahead.

CONFRONTING CHALLENGES

Over the past two years, our window coverings business has been a significant drain on the profitability of the Group, largely as a result of the launch of unprofitable retail programs. During the latter half of the year, we exited unprofitable custom special order and related stock size window covering programs with certain home improvement retailers. We refocused our window coverings marketing efforts on the dealer/fabricator channel of distribution, where we have an extensive customer base and strong brand identity. Our organization is well-suited to responding to these customers' needs and we have received a strong reception to our on-going product innovations.

      We are pleased to report that the strategic refocus of our window coverings business has been successful, with the business posting positive EBITDA during the last month of the fiscal year. This financial turnaround was dramatic, erasing losses in the division that had reached between $2 to $3 million on a monthly basis at their zenith.

      During fiscal 2003, the price for PVC resin, our major raw material, increased by over 20%. We were able to mitigate this raw material cost increase with a series of finished product price increases and various material formulation improvements. In 2003, raw material cost increases, net of offsets provided by selling price increases and formulation improvements, impaired profitability by approximately $80 million.

      Capacity utilization during fiscal 2003 was significantly below the level we require to produce acceptable margins and returns. In pursuit of improving capacity utilization, we have recently initiated certain plant consolidations that are envisioned to be completed during the first half of fiscal 2004. These consolidations will result in exit from 100,000 square feet of our manufacturing space, with fixed manufacturing costs being reduced by $2.5 million on an annualized basis. We are currently analysing other opportunities to consolidate plants and reduce fixed costs.

      In addition, we are expanding production in plants that are underutilized, with products lines that have not been traditionally produced in those plants. As an example, we have responded to expanding demand for Royal Moulding's cellular foam products by initiating their production in our window coverings plant located in Houston, Texas.


2     ROYAL GROUP TECHNOLOGIES LIMITED    2003

TRANSITIONS

In 2003, we confronted our challenges, while at the same time leading the company through a series of transitions that will enable us to realize the Group's full potential. The following chart illustrates the three important organizational transitions that we are effecting:

---------------------------------------------------------------------------------------------------------------
PAST                       TRANSITIONING TO  FUTURE
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Entrepreneurial                  ---->       Professionally managed organization with an entrepreneurial spirit
---------------------------------------------------------------------------------------------------------------
Strong manufacturer              ---->       Strong manufacturer with increasing marketing prowess
---------------------------------------------------------------------------------------------------------------
Building Products Company        ---->       Building Products Company with strong identity amongst end user
---------------------------------------------------------------------------------------------------------------

A series of actions were taken in 2003 to accelerate the pace of these transitions. These actions include strengthening our senior executive team with executives responsible for the operations and key marketing portfolios. We also initiated steps to separate the Chairman and CEO's roles, to strengthen management's focus on operations and the Board's focus on the overall strategic direction of the Group. On December 18, 2003, Douglas Dunsmuir will become President and Chief Executive Officer, with Vic De Zen remaining Chairman of the Board.

      We embarked on execution of a corporate branding strategy in 2003, which combines the strong equity we have in existing product brands with our Royal Crown brand logo. You will increasingly see our corporate anchor brand, shown on the front cover, together with our product brands, on literature, point-of-purchase displays, web sites, packaging and invoices.

      Our belief, based upon experience, is that customers who have had a positive experience with one of our products will have a natural desire to seek out other products made by Royal. By placing our anchor brand on our products, we will help customers with their search for other Royal Group products. In addition, we have initiated an efficient and effective advertising program, directing consumers to look to the Royal Crown, for innovative, high quality products.

      As a result of a rigorous analysis of each of our business activities during fiscal 2003, we are reshaping Royal Group's strategic focus. We intend to foster growth of certain businesses and increase returns in all areas. We will increasingly focus on our core home improvement product businesses, as well as certain niches within consumer and construction products markets that provide us the opportunity to generate acceptable profitability.

ENHANCING CORPORATE GOVERNANCE

A series of enhancements to corporate governance were made in 2003. These enhancements included the establishment of a Compensation Committee, as well as a Nomination and Corporate Governance Committee. All of our Board committees are now entirely composed of independent directors.

      In November 2003, we added two new independent directors to our Board, providing a majority of independent directors. Mr. James Sardo joins us with many years of experience in our industry, as well as significant experience as a professional director. Mr. Robert Lamoureux joins us with internationally recognized experience facilitating good corporate governance, as well as the financial credentials that enable him to chair our Audit Committee.

OUTLOOK

Fiscal 2003 was indeed a challenging year. We are more optimistic about prospects for the years ahead, as we direct our strategic focus onto those businesses that will provide us the highest returns, as we adopt best practices in the businesses that have been a drain on profitability and as we aggressively pursue those strategies that will restore healthy capacity utilization rates.

      In closing, we thank you for your patience, as we shepherd Royal Group through those transitions that we believe will enable a return to a level of financial performance which will ultimately result in enhanced shareholder value.


/s/ Vic De Zen                         /s/ Douglas Dunsmuir

Vic De Zen, Chairman and Co-C.E.O.     Douglas Dunsmuir, Co-C.E.O. and President
December 16, 2003                      December 16, 2003


                                   ROYAL GROUP TECHNOLOGIES LIMITED    2003    3

                                   (GRAPHIC)

                      (ROYAL ENER-CEL WINDOW SYSTEMS LOGO)


PRODUCTS SEGMENT
Home Improvement

CUSTOM PROFILES

Royal's Custom Profile products continue to represent the largest share of corporate product mix, accounting for 39% of total Royal Group sales. Approximately 80% of Custom Profile sales are extruded PVC window and door framing materials, sold to fabricators of windows and doors. The remainder of custom profile sales consist primarily of exterior and interior decorative trim products, such as baseboard mouldings and entry door brick mouldings.

      Royal commands the dominant share of the North American vinyl window and door framing marketplace, as a result of a series of sustainable competitive advantages. These advantages include our vertical integration, which allows us to quickly and cost effectively produce dies for window systems tailored specifically to the needs of a window fabricator's marketplace. Similarly, our materials integration allows us to specifically formulate materials for distinct marketplaces.

      In 2003, we significantly enhanced our competitive edge, with the addition of industry leading window framing technologies, as well as by initiating programs for our existing window fabricator customers to distribute complementary Royal Group products. Our package selling initiative has been particularly encouraging, with a number of window fabricators electing to distribute fence, deck and railing products.

      Late in the year, we introduced the Royal Ener-Cel(TM) window system, a cellular foam PVC window lineal system boasting superior performance to conventional framing materials. Royal Ener-Cel(TM) offers home owners an extremely strong window with great energy efficiency and offers window fabricators a system capable of a premium high value-added position in the marketplace.

      During 2003, we also introduced Royal Spectra-Coat(TM), which enables our window fabricators to offer a full spectrum of window color possibilities to home-owners. Royal Spectra-Coat(TM) is a well tested and field proven PVC window coating system that provides outstanding protection against various weather conditions without peeling, flaking or cracking.

      Both Royal Ener-Cel(TM) and Royal Spectra-Coat(TM) are being introduced as Royal branded programs, with an extensive array of marketing and technical support materials. In 2004, we intend to enhance Royal's brand identity in the window framing marketplace with additional branding initiatives.


4       ROYAL GROUP TECHNOLOGIES LIMITED    2003

                                    (GRAPHIC)

                               (ROYAL GROUP LOGO)
                             A ROYAL GROUP PRODUCT
                            Building a Better World

           In 2003, we significantly enhanced our competitive edge, with the addition of industry leading window framing technologies, as well as initiating programs for our existing window fabricator customers to distribute other Royal Group products.


      An average home has ten windows in it, presenting a window fabricator an opportunity to generate sales of a few thousand dollars per home. Royal Group now offers an array of complementary, innovative products, which are increasingly utilized in construction or renovation of a home. These complementary products provide Royal's window profile customers with additional opportunities to generate sales and profit.

      When you combine our new technologies with the broad range of extruded and injection moulded technologies that we have assembled in previous years, Royal Group offers window fabricators the broadest range of window framing technologies available. Add our complementary products to the package, and we have a product offering to window fabricators that is unmatched by competitors.

      In December 2001, we acquired Marley Mouldings Limited, a leading manufacturer of cellular foam mouldings and millwork, head-quartered in Marion, Virginia. Marley has integrated extremely well with Royal Group, producing increasing sales for itself and facilitating sales for other Royal Group companies. Reflecting its successful integration with Royal Group, we changed its name to Royal Mouldings Limited.

      In response to rising demand for Royal Mouldings innovative decorative exterior and interior trim, we expanded its production base to include lines in existing Royal Group plants in Houston, Texas and Toronto, Ontario. With this additional capacity, Royal Mouldings is well positioned to accommodate rapidly rising demand for its products.

      We continue to pursue opportunities to consolidate our North American custom profile operations to facilitate improving returns on invested capital from our largest product line. We are very pleased with this business's progress in reducing its use of working capital in 2003. We envision better capacity utilization and returns during 2004.

CUSTOM PROFILES 5 YR.
SALES HISTORY
(in millions of dollars)

(BAR CHART)

99      419
00      488
01      518
02      702
03      734

North American Window Framing
Market Data
Estimated Size: $2.5 Billion

(PIE CHART)

Royal's estimated share - 24%


                                  ROYAL GROUP TECHNOLOGIES LIMITED    2003     5

                             (ROYAL WOODLAND LOGO)
                  Long On Coverage    16    Short On Laps

                                   (GRAPHIC)

PRODUCTS SEGMENT
Home Improvement


6    ROYAL GROUP TECHNOLOGIES LIMITED   2003

                                    (GRAPHIC)

                               (ROYAL GROUP LOGO)
                             A ROYAL GROUP PRODUCT
                            Building a Better World

         We are particularly pleased with the vinyl siding product mix we achieved in 2003, as a number of our leading-edge, premium products garnered healthy increases in market share.


EXTERIOR CLADDING

Royal's Exterior Cladding products are the Group's second largest product line, representing 16% of overall sales. Vinyl siding represents the largest portion of sales, being 70% of overall Exterior Cladding sales. The remainder of sales in 2003 were primarily composed of aluminum soffit and fascia, as well as roofing materials.

      In spite of a slight decline in the size of the market for vinyl siding in fiscal 2003, resulting from a sluggish economy early in the year, our Exterior Cladding business posted a 3% rise in dollar sales. In fact, unit sales were up more, with dollar sales being held back by lower currency exchange rates on siding shipped to the US from Canada.

      We are particularly pleased with the vinyl siding product mix we achieved in 2003, as a number of our leading-edge, premium products garnered healthy increases in market share. Our Woodland 16(TM) and Woodland 25(TM) product lines were particularly popular in 2003, boasting a low gloss cedar wood grain finish, longer length than conventional siding and our Windlock 240(TM) system. Woodland's longer length allows installations with a virtually seamless appearance, providing a continuous and uninterrupted look, as well as quicker installation time. Our patented Windlock 240(TM) system keeps siding secure on buildings in winds up to 240 miles per hour.

      First introduced in 2002, the Royal Designer Shake(TM) also realized increasing sales in 2003. Featuring the classic look of authentic cedar shake and the ease of maintenance of plastic, the Royal Designer Shake(TM) complements a wide range of architectural styles that elevate homes beyond the ordinary.

      In late 2003, we added a series of other Royal Group products to the products we offer to our distributors, including Architectural(TM) vinyl railings and columns. These introductions, along with others contemplated for 2004, provide a level of added value for our distributors that is unmatched by competitors.

      Advanced vinyl siding products, coupled with an offering of complementary products and our well established reputation of high quality, leaves us well positioned to add distributors for our exterior building products in 2004. These same competitive advantages also facilitate continuous growth of our existing customer base.

      In response to anticipated increases in demand for our exterior cladding products, we continue to add high speed lines in our existing manufacturing plants in Canada and the US. Greater volume throughput is expected to help enhance returns on invested capital in this business.

EXTERIOR CLADDING 5 YR.
SALES HISTORY
(in millions of dollars)

(BAR CHART)

99      179
00      210
01      238
02      300
03      309

North American Vinyl Siding
Market Data
Estimated Size: $2.8 Billion

(PIE CHART)

Royal's estimated share - 8%

                                  ROYAL GROUP TECHNOLOGIES LIMITED    2003     7

                                    (GRAPHIC)

                                  (ROYAL LOGO)
                                OUTDOOR PRODUCTS


PRODUCTS SEGMENT
Consumer


8    ROYAL GROUP TECHNOLOGIES LIMITED    2003

                                    (GRAPHIC)

                               (ROYAL GROUP LOGO)
                             A ROYAL GROUP PRODUCT
                            Building a Better World

             Market research studies show that plastic or composite fence, deck and rail systems now have 15% share of the overall market for fence, deck and rail.

OUTDOOR PRODUCTS

Royal Group's Outdoor Products include outdoor storage, fencing, decking and railing product lines. In fiscal 2003, approximately half of Outdoor Products sales were outdoor storage systems, with the other half primarily being fence, deck and rail products.

      Overall, unit sales of Outdoor Products were up significantly in fiscal 2003, with dollar sales down by 1%, as a result of a lower rate of currency exchange on shipments made to the US from our plants in Canada. We believe that we gained market share in the outdoor storage market, while participating in the great growth being experienced in the wood alternative segment of the fence, deck and rail marketplace.

      The wood alternative segment of the fence, deck and rail marketplace has grown at an extremely high rate over the past two years, as some types of pressure treated wood have begun to be phased out. Market research studies show that plastic or composite fence, deck and rail systems now have 15% share of the overall market for fence, deck and rail. These same studies confirm that plastic or composite systems have grown at a rate well in excess of 30% over the past two years.

      During 2003, we participated in the strong growth within the wood alternative segment, while initiating execution of strategies that we believe will allow us to grow at rates in excess of market segment growth in the future. We have established a new position within Royal Group responsible for leading and coordinating all aspects of sales and marketing for our many fence, deck and rail products.

      In recent years, we have developed many industry-leading products, including a porch planking system that looks and feels like wood, pre-assembled Colonial style railings, decorative columns that complement our railings and deeply grained decking surfaces. After assessing the well established do-it-yourself and professionally installed distribution channels within Royal Group, we have uncovered additional ways of getting our many new lines of fence, deck and rail to market rapidly.

      Our outdoor storage product offering has been significantly enhanced in recent months, with a line of upscale, Tudor-styled sheds, simulating the look of wood and sporting attractive roof pitches and gables. The many variations of this upscale series of storage sheds, will open up distribution opportunities with new and existing retailer customers.

      In 2004, we will begin an aggressive communication and advertising campaign, to promote our stylish, durable and maintenance-free outdoor home improvement products with home owners. The campaign will be launched with the slogan "Outdoor Living in Royal Style", asserting that we have premium products that allow home owners to enjoy their backyard without maintaining it.

OUTDOOR PRODUCTS 5 YR.
SALES HISTORY
(in millions of dollars)

(BAR CHART)

99      85
00     127
01     126
02     144
03     143

North American Plastic and Composite
Fence, Deck & Rail Market Data
Estimated Size: $1.95 Billion

(PIE CHART)

Royal's estimated share - 4%


                                  ROYAL GROUP TECHNOLOGIES LIMITED    2003     9

                                                             (TRIPLE CROWN LOGO)

                                   (GRAPHIC)

                                PRODUCTS SEGMENT
                                    Consumer

         To sum up, we are very excited about the prospects for our Outdoor Products in the years ahead. We have industry-leading products and extensive distribution to markets that are enjoying great growth. Couple our solid positioning with communication activities to pull products through distribution, and we believe that this product group can significantly contribute to improving financial performance in the future.

HOUSEWARES AND FURNITURE

During 2003, Gracious Living experienced a decline in sales of its Housewares and Furniture products for the first time in its history. Sales were impacted by a combination of the slower US economy, intensified competitive pressures and a strengthening of the Canadian dollar. The decline in sales was tempered by new product introductions, as well as a continuing strong retail presence in some of North America's largest retailers, including Walmart, Lowes, Home Depot, Target and Canadian Tire.

         During 2003, we maintained our focus on profitable growth with the introduction of a series of new product lines that are gaining momentum in North America. We introduced Modern Accent(TM) stacking drawers, which are contemporary stacking drawers, available in all resin or resin drawers within wood cabinets. In addition, we introduced a line of STEP MATE(TM) step stools, for home, office or professional use. Our most innovative product line is now being launched, which is a new modular cube storage/shelving system. This product line combines the strength of Royal's extrusion process with a unique fastening system that will allow the home-owner to expand, change or modify their shelving/storage system.

         In the years ahead, we intend to continue to deliver new and innovative housewares products to the marketplace, while expanding our market presence. At the same time, strict cost controls and improving efficiencies will be pursued. These actions will help Gracious Living to resume growth and increase its share of the $5.8 billion indoor storage and organization market. In the future, we will report sales of Housewares and Furniture with sales of Window Coverings or Outdoor Products, as appropriate.


HOUSEWARES & FURNITURE 5 YR.
SALES HISTORY
(in millions of dollars)

(BAR CHART)

99              49
00              77
01             105
02             117
03             108

10      ROYAL GROUP TECHNOLOGIES LIMITED        2003

                                                             (TRIPLE CROWN LOGO)

                                   (GRAPHIC)

                                   TRENDS(TM)
                                    FAUXWOOD

We are please to report that the restructuring of our Window Coverings business is progressing well. Positive EBITDA recorded in the last month of the fiscal year represents a dramatic turnaround from losses recorded earlier in the year.

WINDOW COVERINGS

Fiscal 2003 was another challenging year for our Window Coverings business, with a continuation of losses experienced in 2002. A new management team was established in May, bringing new vision and opportunity to the business. All window covering market segments and distribution channels were extensively analyzed early in the year, which prompted the following actions by new management during the latter half of the year:

-        Exit from certain unprofitable US retail programs in Q4 2003.

-        Formulation and implementation of new pricing strategies.

- Discontinuance and disposal of unprofitable product lines, while re-establishing vertical and horizontal blind products as core offerings.

         We are currently restructuring our operations by consolidating plants and reducing our work force where required. Our injection molding facility in Ontario is currently being amalgamated with our Quebec extrusion facility. In 2004, we will be streamlining our extrusion and distribution network in the US in pursuit of additional efficiencies.

         Additionally in 2004, we will strongly focus on marketing innovative window covering products to our customers. Our new products and product catalogues for each product line will ensure customers' awareness and accessibility to our industry leading components and product finishes; such as ColorWash(TM) louvers, which simulate the look and feel of cloth in an attractive curved vinyl program. Other marketing initiatives for 2004 will include:

-        Curved horizontal & vertical blind vinyl louver programs.

-        Laserlite(TM) vertical & horizontal hardware component programs.

- Royal Trends(TM) & Royal Treasures(TM), our horizontal faux wood and natural wood product lines.

- Valance and Cornice coordinated programs for vertical and horizontal blinds.

We are pleased to report that the restructuring of our Window Coverings business is progressing well. Positive EBITDA recorded in the last month of the fiscal year represents a dramatic turnaround from losses recorded earlier in the year.

WINDOW COVERINGS 5 YR.
SALES HISTORY
(in millions of dollars)

(BAR CHART)

99              234
00              261
01              260
02              252
03              230

North American Hard Window Coverings
Market Data
Estimated Size: $3.7 Billion

(PIE CHART)

Royal's estimated share - 6%


        ROYAL GROUP TECHNOLOGIES LIMITED        2003            11

                                                             (TRIPLE CROWN LOGO)

                               ROYAL PIPE SYSTEMS

                                   (GRAPHIC)

                                PRODUCTS SEGMENT
                                  Construction

12      ROYAL GROUP TECHNOLOGIES LIMITED        2003

                                                             (TRIPLE CROWN LOGO)

                                   (GRAPHIC)

It is these introductions of leading-edge products that will underpin the future growth of our Pipe and Fittings business.

PIPE & FITTINGS

         Royal Pipe Systems faced a challenging business environment during 2003. Against a backdrop of wet weather conditions in parts of Canada, a sluggish US economy and continuing competitive pressures, Royal Pipe Systems still achieved sales growth of 5% over the prior year on a dollar basis.

         The market for plastic pipe and fittings continues to expand, with plastic becoming the material of choice, gaining approvals and specifications over traditional materials such as concrete and iron. In 2004, Royal Pipe Systems will be introducing larger diameters of innovative profile pipe to meet the needs of this continually expanding market.

         Prior investments in product developments that have enabled the launch of new non-commodity products gave rise to a small increase in market share in 2003. It is these introductions of leading-edge products that will underpin the future growth of our Pipe and Fittings business.

         In 2003, new products introductions included the STI(TM) fitting, Cobra-Lock(TM) and the Quickstrap(TM) products. STI(TM) fittings are the next generation of strength and quality in gasketed sewer and drain fittings. Injection molded in Michigan, these STI(TM) fittings are unequalled in the industry and ensure the tight and proper alignment of pipe and fitting. Cobra-Lock(TM)is a pipe system capable of being directionally bored. This innovative system will provide safe, clean drinking water without the need for costly excavation of developed and paved areas. Quickstrap(TM) is another innovative product entry into the North American Fire prevention market segment.

         These new product roll-outs, aggressive marketing programs and distribution centers established in 2003, all provide a strong foundation for profitable future growth.

COMMERCIAL DOORS

Royal Group's Commercial Door product offering includes steel doors and frames used in commercial and industrial settings. In 2003, we expanded our line of high value-added doors, to include stainless steel, acoustic and lead-lined doors and frames. Our commercial door business continues to be a positive contributor to the Group's financial performance, with increasing contributions being expected in the future as a result of new product offerings.

PIPE & FITTINGS 5
YR. SALES HISTORY
(in millions of dollars)

(BAR CHART)

99      149
00      178
01      187
02      212
03      222

North American Pipe & Fittings
Market Data
Estimated Size: $3.6 Billion

(PIE CHART)

Royal's estimated share - 6%

        ROYAL GROUP TECHNOLOGIES LIMITED        2003            13

                                                               (ROYAL LINE LOGO)

                                   (GRAPHIC)

                               ROYAL LINE WINDOWS
                         Fuertes, Durables, Confiables.

                                PRODUCTS SEGMENT
                 Royal Building Systems and Foreign Operations



14      ROYAL GROUP TECHNOLOGIES LIMITED        2003

                                                             (TRIPLE CROWN LOGO)

(GRAPHIC)


We have focused our foreign operations increasingly on developing markets for building products, including PVC window profiles, siding and fencing, while continuing to offer The Royal Building System(TM) as one product in the line up.

ROYAL BUILDING SYSTEMS AND FOREIGN OPERATIONS

During 2003, we implemented strategies to reposition Royal Building Systems and Foreign Operations. This group sells components of The Royal Building System(TM) and building products that are manufactured in our foreign operations.

         We have focused our foreign operations increasingly on developing markets for building products, including PVC window profiles, siding and fencing, while continuing to offer The Royal Building System(TM) as one product in the line-up. We have focused our development efforts on foreign operations in Mexico, China and Poland, as we believe these markets will offer the greatest near-term potential.

         We are experiencing growth in our customer base for The Royal Building System(TM) throughout the world. Growth has been particularly strong in commercial, industrial, agricultural and institutional applications. We are particularly pleased with the level of repeat orders.

         In North America, we are experiencing solid growth in demand for components of The Royal Building System(TM) in industrial, commercial and agricultural market segments. We are enjoying particularly strong demand in the car wash sector of the market, where we have a product that allows rapid construction or retrofit, as well as significantly reduced maintenance over conventional construction systems. Our customer base for car wash applications continues to expand, including Canadian Tire, Hertz Penske, Sam's Club and Valero.

         We are experiencing rapid growth of our window profile offering in China and Poland, where we have now established an extensive base of window fabricator customers. In Mexico, we have just completed the successful introduction of our Royal Line(TM) window profiles and are expecting this program to positively impact our Mexican operation's performance in 2004.

         In the future, we will report sales for this product category within our other building product categories, reflecting the shift in our strategies toward emphasis of development of foreign markets for all of our building products.

Left: Combining the best of North American technology and Mexican production, Royal Line Windows represents the new standard in window manufacturing for the Mexican market.

ROYAL BUILDING SYSTEMS/
FOREIGN  OPERATIONS  5 YR.
SALES HISTORY
(in millions of dollars)

99      82
00     113
01     122
02     105
03      96

        ROYAL GROUP TECHNOLOGIES LIMITED        2003            15

(TRIPLE CROWN LOGO)

During the course of the year, we began to implement enterprise management systems and technologies that will enable us to more precisely gear raw materials production to orders being received by product producing plants.

                                   (GRAPHIC)

                                SUPPORT SEGMENT

The Support Segment comprises several activities, which are primarily supplied to the Products Segment. These activities are designed to facilitate a low cost structure, superior customer service and rapid product development.

The activities of the Support Segment include:

- Materials manufacture involving production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw materials, utilizing proprietary RoyalEco(TM) technology.

- Machinery/tooling development and manufacture involves extrusion equipment, tooling and computerized material handling systems.

- Services include distribution, Group property management, research and development, as well as certain centralizing of purchasing, finance, administration, sales and marketing functions.

MATERIALS

During 2003, as part of our continuous improvement program at our PVC resin plant, we initiated a series of process improvements. These improvements have allowed us to increase our capacity to produce PVC resin. Our vertical integration continues to provide us a more steady base of raw materials, vis-a-vis our non-integrated competitors.

         During the course of the year, we began to implement enterprise management systems and technologies that will enable us to more precisely gear raw materials production to orders being received by product producing plants. These actions will facilitate inventory reductions and increased customer service in future years.

         In 2003, a series of raw material initiatives were undertaken by the Support Segment to assist with development of new products. These initiatives included a number of material recycling programs. Our integrated materials operations enable us to develop new products more rapidly and successfully than non-integrated competitors.

         During the year, we continued to develop materials that further enhance the productivity and efficiency of the entire Group. We are now experiencing substantially increased line speeds in many of our plants as a result of these developments.

16      ROYAL GROUP TECHNOLOGIES LIMITED        2003

                                                             (TRIPLE CROWN LOGO)

Our distribution centers will increasingly become a key element of our competitive advantage, as we role out marketing programs that bundle multiple products.

                                   (GRAPHIC)

MACHINERY AND TOOLING

In fiscal 2003, we continued to focus our machinery and tooling operations on servicing existing equipment and improving technologies utilized throughout the Group. We also undertook to re-deploy machinery and tooling within the Group to more fully utilize our manufacturing infrastructure and improve efficiencies in the future.

         We made significant advancements with extrusion tooling technologies in 2003, which have enabled increases in line speeds. These new tooling technologies are currently being deployed throughout the Group, helping us to improve efficiencies and equipment utilization in the future.

         Our operations that manufacture machinery were increasingly engaged in selling equipment to third parties during 2003, helping us to utilize the capacity that had been dedicated to provision of equipment to Royal during previous years of expansion.

SERVICES

In 2003, the Support Group contributed to reduction of operating expenditures through implementation of a water conservation program. This conservation program helped us to record a reduction in the level of water consumption within the Group during 2003. In addition, we partially shielded ourselves from escalating electricity costs through a forward pricing arrangement that was established in the previous year.

         Our Support Group services include transportation and distribution services to Royal Group companies. Our transportation company helps us to provide customers with timely delivery of products, while our distribution centers help us to deliver multiple products to customers simultaneously.

         Our distribution centers will increasingly become a key element of our competitive advantage, as we role out marketing programs that bundle multiple products. We have begun to utilize our distribution center to ship multiple Consumer Products to home improvement retailers. With the launch of a multi-product new home builder program in 2004, we will explore use of the distribution center to coordinate multiple product shipments to distributors.

         Improvement of finished product distribution logistics will be a focus for us in 2004. We have significant opportunities to further improve customer service and reduce delivery costs, but must undertake disciplined analyses to facilitate these betterments.

         As we make the transition that involves more aggressive marketing of our products, a number of initiatives are being undertaken corporately to facilitate more coordinated product marketing. One of these initiatives is the launch of a new home builder program, whereby interest and awareness in a broad range of Royal Group's products is being created through multi-product advertisements, trade shows, direct mailing campaigns and a coordinated web presence. Another important marketing initiative is the creation and leverage of Royal Group brand identity, involving the use of our corporate anchor brand, shown on the front cover, along with our broad family of product brands.

        ROYAL GROUP TECHNOLOGIES LIMITED        2003            17

Just one of the ways in which Royal Group contributed to communities in 2003 was through the organization and co-sponsorship of the second annual Royal Run/Walk in support of the EOH Meta Center.

                                   (GRAPHIC)

                            CORPORATE RESPONSIBILITY

CORPORATE RESPONSIBILITY

Royal Group has introduced a number of important enhancements to the ways it identifies, assesses and manages those environmental and employee matters that influence the success of the Group.

         These enhancements, adopted in fiscal 2003, included the establishment of a Risk Management Committee, composed of Management employees, which reviews operational risks and implements solutions to mitigate risks. Formalizing risk assessment and abatement processes will assist us to establish continuous enhancement of our social and environmental stewardship. In addition, we established a Compensation, Benefits and Investment Committee, again composed of Management employees, which is charged with ensuring that Royal Group's employees have competitive employment, benefit and wage conditions.

         As a Management team, we believe that the single most important component in Royal Group's success over the years has been the dedication and ingenuity of our employees. Accordingly, we continue to foster this as a value within Royal, striving to ensure that each and every employee has the opportunity to attain his or her full potential within a safe work environment. Our goal is to create career employees, not just fill jobs.

         We are stepping up training activities within the Group, with greater cross-functional training, supervisory training, management training, health and safety training, emergency response training, CPR/First Aid training and Root Cause Analysis training. We believe that greater training, coupled with increased communication with employees concerning the progress of the entire Group, will enable us to maintain the positive work environment we have established.

18      ROYAL GROUP TECHNOLOGIES LIMITED        2003

                                   (GRAPHIC)

Royal Group has introduced a number of important enhancements to the ways it identifies, assesses and manages those environmental and employee matters that influence the success of the Group.

         Royal's businesses are members of the communities in which they operate, striving to strengthen communities while maximizing profits. In 2003, Royal and its employees continued to contribute to community causes. Just one of the ways in which Royal Group contributed to communities in 2003 was through the organization and co-sponsorship of the second annual Royal Run/Walk in support of the EOH Meta Center. The Meta Center serves developmentally disadvantaged people in Ontario, with facilities and programs that enrich their lives. The second annual Royal Run/Walk took place in our industrial complex in Woodbridge, Ontario, with over 700 participants raising in excess of $100,000 for the Center.

         In 2003, Royal Group maintained its leadership role in the plastics industry, utilizing vast quantities of recycled material for production of certain products. We continue to be one of the largest recyclers of PVC in the world.

         In addition, our patented RoyalEco(TM) technology, allows us to use a wide variety of post-industrial waste as raw material, continues to divert waste from landfill sites and put it to productive use within building products. Our DuraSlate(TM) roof tiles and RoyalEco(TM) basement windows are just two of the products that enjoyed increasing use in 2003.

         In 2004, we will continue to pursue management systems and practices that enhance Royal Group's environmental and social stewardship.

Management's Discussion & Analysis

OVERVIEW

Royal Group Technologies Limited ("the Group") is substantially engaged in the manufacture and distribution of polymer-based home improvement, consumer and construction products for sale primarily in the North American renovation, remodeling and new construction industries. The Group is a vertically integrated, innovative, technology-based company and strives to be a low cost producer within its industry.

      Currently the Group operates predominantly in the seasonal North American renovation and new construction markets. As such, sales, and net earnings as a percentage of sales, have historically been significantly different on a by-quarter basis, as compared to an annualized amount or rate. For the purposes of the following discussion the terms "EBITDA" (earnings before interest, tax, depreciation, amortization and minority interest) and "operating margin" are used interchangeably.

      EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net income
(loss), EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net income
(loss) determined in accordance with GAAP as an indicator of the Group's performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group's method of calculating EBITDA may differ from other companies and, accordingly, the Group's EBITDA may not be comparable to measures used by other companies. For a reconciliation between EBITDA and net income for the years ended September 30, 2001, 2002 and 2003, see Operating Margin sections of Management's Discussion and Analysis.

RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Group's operating results and financial position for the years ended September 30, 2003, 2002 and 2001 and are based upon Canadian GAAP. All amounts are in Canadian dollars unless specified otherwise. This discussion and analysis of the Group's operations have been derived from and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto appearing in this Annual Report starting on page number 26.

      For a period of several months ending in September 2003, the Group explored financial alternatives for the enhancement of shareholder value, including seeking the possible sale of shares or a going-private transaction. The process was concluded without any sale, and an expense of $2.5 million was recorded relating to the process. As a result of that review process conducted with various potential strategic and financial buyers, and the transitioning of executive management during the last few quarters, the strategy and focus of the Group was being repositioned.

      For fiscal 2003, the Group adopted amended Section 1650, of the CICA Handbook regarding Foreign Currency Translation. The amendments to this standard require the elimination of the deferral and amortization of unrealized gains and losses on non-current foreign exchange-denominated monetary assets and liabilities, except to the extent that they meet specific criteria for hedge accounting. As of the date of adoption of Section 1650, the Group had $4.2 million in deferred foreign exchange losses on the consolidated balance sheet. This change was applied retroactively with a restatement of fiscal 2002. Accordingly, fiscal 2002 net earnings increased by $1.9 million ($0.02 per share) and the earnings of prior periods were reduced by $6.1 million. All graphical illustrations have been updated to reflect this change. Additional details of this new accounting guideline are contained in Note 1(g) to the Consolidated Financial Statements.

      In addition, the Group adopted the new recommendations of CICA Handbook
Section 3870, Stock-Based Compensation and Other Stock-Based Payments for fiscal 2003. This Section requires a fair-value based method of accounting be applied to all stock-based payments. Effective October 1, 2002, the Group accounts for employee stock options by measuring the compensation cost for options granted on or after this date under the fair value-based method of

Statements of Earnings
(In thousands of Canadian dollars, except per share amounts)

                                                   2003         2002*          2001
----------------------------------------------------------------------------------------
Net Sales                                      $ 1,885,397   $ 1,915,230   $ 1,669,036
Cost of sales, operating expenses and
other income                                     1,773,041     1,554,672     1,353,109
----------------------------------------------------------------------------------------
Operating margin (EBITDA)                          112,356       360,558       315,927
Operating margin percentage                           6.0%         18.8%         18.9%
Amortization                                       126,363       118,308       104,632
Interest and financing charges                      50,712        52,225        56,546
----------------------------------------------------------------------------------------
Earnings (loss) from operations                   (64,719)       190,025       154,749
Income taxes (recovery)                            (4,483)        55,675        38,001
----------------------------------------------------------------------------------------
Earnings (loss) before minority interest          (60,236)       134,350       116,748
Minority interest                                    2,025       (3,334)           690
----------------------------------------------------------------------------------------
Net earnings (loss)                               (58,211)       131,016       117,438
========================================================================================
Earnings (loss) per share:
 Basic                                             $(0.62)         $1.42         $1.29
 Diluted                                           $(0.62)         $1.40         $1.27
========================================================================================
Weighted average number of outstanding
shares - Basic                                  93,219,925    92,574,936    90,869,248
========================================================================================
Weighted average number of outstanding
shares - Diluted                                93,219,925    93,515,736    92,802,214
========================================================================================

* Restated for the adoption of CICA Handbook Section 1650.


20    ROYAL GROUP TECHNOLOGIES LIMITED    2003

SALES BY PRODUCT LINE
(percentage)

2003

(PIE CHART)

RBS/Foreign 5%
Support Products 1%
Construction Products 13%
Consumer Products 26%
Home Improvement Products 55%

2002

(PIE CHART)

RBS/Foreign 6%
Support Products 3%
Construction Products 12%
Consumer Products 27%
Home Improvement Products 52%

2001

(PIE CHART)

RBS/Foreign 8%
Support Products 5%
Construction Products 13%
Consumer Products 29%
Home Improvement Products 45%

2000

(PIE CHART)

RBS/Foreign 7%
Support Products 4%
Construction Products 13%
Consumer Products 30%
Home Improvement Products 46%

SALES BY GEOGRAPHIC REGION
(percentage)

2003

(PIE CHART)

Canada 33%
Foreign 7%
U.S. 60%

2002

Canada 29%
Foreign 8%
U.S. 63%

2001

(PIE CHART)

Canada 33%
Foreign 11%
U.S. 56%

2000

(PIE CHART)

Canada 34%
Foreign 9%
U.S. 57%

accounting, using the Black-Scholes option pricing model. As a result of applying this new standard, after-tax compensation expense of $0.1 million for stock options issued after October 1, 2002 was recorded in the current year. Additional details of this new accounting guideline are contained in Notes 1(i) and 10 to the Consolidated Financial Statements.

      The Group also adopted the recommendations of CICA Handbook Section 3063, Impairment of Long-Lived Assets for fiscal 2003. Section 3063 provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. During fiscal 2003, the Group evaluated its foreign operations and determined that the carrying amounts of certain assets in its foreign operations may not be recoverable and an impairment loss of $23.4 million was recorded. Additional details of this new accounting guideline are contained in Note 1(d) to the Consolidated Financial Statements. The Group also adopted the recommendations of CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations for fiscal 2003. Section 3475 provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and provides new criteria for classifying assets as held for sale. During fiscal 2003, the Group evaluated certain long-lived assets, including machinery and equipment and management information systems, with the decision to reposition or abandon these assets. As such, the Group wrote down these assets to their net realizable value and recorded a charge of $33.6 million. In addition, the Group reclassified certain non-strategic assets with a net book value of $23.2 million that are currently held for sale to a separate line item within fixed assets. A loss of $1.5 million was recorded in fiscal 2003 as a result of the valuation of these assets at market value. Additional details of this new accounting guideline are contained in Notes 1(d) and 6 to the Consolidated Financial Statements.

      For fiscal 2002, the Group adopted Section 3062, of the CICA Handbook regarding Goodwill and Other Intangible Assets. Accordingly, goodwill no longer has an impact on earnings through amortization; instead any impairment loss would be charged against earnings. The Group performed the impairment test for goodwill and concluded that the fair value of its operating segments exceeded the carrying amount of assets, including that recorded for goodwill as of both September 30, 2002 and September 30, 2003. This change in accounting policy resulted in no goodwill being amortized in fiscal 2002 and 2003, whereas in fiscal 2001, $5.9 million of goodwill was amortized.

YEAR ENDED SEPTEMBER 30, 2003 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2002

NET SALES

Consolidated net sales for the year ended September 30, 2003 decreased 2% or $30 million to $1.89 billion, from sales of $1.92 billion in 2002. Sales increases in Custom Profile, Exterior Cladding and Pipe & Fittings were offset by decreases in Window Coverings, RBS/Foreign Operations and Housewares & Furniture sales.

The following table summarises net sales by product line (in $millions):

Net Sales by Product Line

                                                  2003          2002           % change
----------------------------------------------------------------------------------------
Products segment:
Home Improvement Products                         1,043        1,002                4%
Consumer Products                                   481          513              (6%)
Construction Products                               248          237                5%
RBS/Foreign Operations                               96          105              (9%)
----------------------------------------------------------------------------------------
                                                  1,868        1,857                1%
========================================================================================
Support segment:
Materials                                           430          434              (1%)
Machinery & Tooling                                  60           63              (5%)
Services                                             91          118             (23%)
----------------------------------------------------------------------------------------
                                                    581          615              (6%)
========================================================================================
Intra-Group elimination                           (564)        (557)
========================================================================================
Consolidated net sales                            1,885        1,915              (2%)
========================================================================================

Products segment

Products segment sales for the year ended September 30, 2003 increased 1% or $11 million to $1,868 million, from $1,857 million in 2002. Home Improvement Products increased by 4%, led by Custom Profiles at an increase of 5% and Exterior Cladding at a 3% increase. Both of these product categories, after adjusting for the decline in the exchange rate used to convert US dollar denominated sales, experienced sales increases in the 10% range. Consumer Products sales decreased 6% or $32 million as a result of a $21 million or 9% decline in Window Coverings and an 8% decline in Housewares and Furniture sales. Window Coverings sales were impacted by the Company's decision to exit certain of our window covering businesses and re-focus on our dealers and fabricators and our core product lines. Housewares and Furniture sales were affected by the weak retail sector for these products and increasing competition and pricing pressures. Construction Products increased 5% from prior year. Finally, RBS/Foreign Operations sales declined by 9% or $9 million. Economic conditions in South America and particularly in Argentina continues to remain soft. Management's focus will be on its Mexico, China and Poland operations with the continuing integration of the manufacturing of other core building products besides the Royal Building Systems profiles into these operations with its existing infrastructure.

                                  ROYAL GROUP TECHNOLOGIES LIMITED    2003    21

Management's Discussion & Analysis

Support segment

Support segment sales for the year ended September 30, 2003 decreased, as expected, 6% or $34 million to $581 million from $615 million in 2002. This segment represents materials, machinery & tooling and services provided predominately to the Products segment. The decrease in net sales was primarily due to lower volumes of raw material sold as the Group reduced overall inventory levels, lower volumes of transactions due to the completion of our industrial complex in the Toronto area and related added capacity expansion in the prior fiscal years and the sale of certain non-strategic business units in the latter part of fiscal 2002.

Geographic Sales distribution

During fiscal 2003, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations, decreased to 67.3% of total sales from 70.5% in 2002.

      Adjusting for the effects of foreign exchange rate decreases during 2003, primarily the US dollar, the geographic sales distribution in the current year would have been similar to the prior year.

OPERATING MARGIN

EBITDA was affected by certain non-cash charges recorded in the last two quarters of fiscal 2003 as well as cost inefficiencies associated with production curtailment in the latter part of fiscal 2003. A total of $158.2 million in non-cash charges were incurred in 2003. This includes: $57.1 million relating primarily to assets in Argentina and those in the Philippines and Hawaii, as well as impairment charges relating to the repositioning of export and project activities; $33.7 million relating to the write-down of tangible assets, primarily inventories, promotional material and accounts receivable, in connection with the decision to exit from certain retail window covering programs in the US; $34.3 million in respect to certain manufacturing assets and management information systems that were repositioned or abandoned; $33.9 million relating to inventory and accounts receivable provisions; $2.5 million in costs associated with the review of financial alternatives to enhance shareholder value; offset by a $3.3 million recovery of bonus accruals relating to the executive compensation review of the CEO and President.

      The Group's overall operating margin for the year ended September 30, 2003 decreased $248.2 million or 68.8% to $112.4 million compared to $360.6 million last year. EBITDA as a percentage of sales decreased to 6.0% from 18.8% last year. Raw material costs as a percentage of sales increased to 53.8% from 43.8% last year due primarily to the average resin cost for the year being higher than the previous year as well as the impact of the charges incurred relating to inventory provisions.

      Labour and overhead costs as a percentage of sales were 13.6% and 12.0% respectively, compared to 13.6% and 10.3% last year. Production slowdowns and temporary plant shutdowns resulted in fixed costs being expensed rather than absorbed into the cost of inventory quantities normally manufactured.

      Selling and distribution costs as a percentage of sales increased to 14.8% from 13.4% due primarily to the impact of charges incurred relating to accounts receivable provisions. General and administration cost as a percentage of sales increased marginally to 6.5% from 6.3% last year.

      Products segment EBITDA for the year ended September 30, 2003 decreased $177 million or 91% to $17.4 million compared to $194.4 million last year. EBITDA as a percentage of sales decreased to 0.9% from 10.5% last year. The decrease is primarily due to $131.2 million in non-cash charges incurred in the current fiscal year relating to the Products segment.

Support segment EBITDA for the year ended September 30, 2003 decreased $71.1 million or 43% to $95 million from $166.1 million in 2002. EBITDA as a percentage of sales decreased to 16.3% from 27% last year. This decrease is in part due to $27 million in non-cash charges incurred in the current fiscal year relating to the Support segment.

AMORTIZATION EXPENSE

Amortization expense as a percentage of sales was 6.7% compared to 6.2% experienced last year. This expense increased to $126.4 million from $118.3 million due to the capital expenditure program undertaken during the past two years.

      In the Products segment, amortization expense as a percentage of sales was 4.8% compared to 4.5% in 2002. Due to capacities added, this expense increased by $6.0 million to $89.8 million from $83.8 million in 2002.

      In the Support segment amortization expense as a percentage of sales was 6.3%, greater than the 5.6% experienced last year. Due to capacities added, this expense increased by $2.0 million to $36.5 million from $34.5 million.

INTEREST AND FINANCING CHARGES

As anticipated, interest and financing charges decreased to $50.7 million from $52.2 million in 2002. As a percentage of sales, these cost are consistent at 2.7% for both years. Interest expense decreased by $1.5 million due to the Group's effective interest rates being lower than those experienced in 2002 and the overall lower level of loan utilization for working capital and capital spending purposes. Capitalized interest costs in fiscal 2003 were $2.3 million as compared to $3.6 million in fiscal 2002. During the year, the Group's capital expenditures and acquisitions were financed from cash flow from operations.

INCOME TAXES

In fiscal 2003, income tax recovery as a percentage of loss before income taxes was 6.9%, as compared to an expense of 29.3% for fiscal 2002. For fiscal 2004, management expects an overall income tax expense rate of 30% due to the recently enacted change in the Ontario corporate income tax rate.

NET EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE

A net loss of $58.2 million was recorded in 2003, a decrease of $189.2 million from $131.0 million net income last year. Diluted (loss) earnings per share for fiscal 2003 was ($0.62) compared to $1.40 in fiscal 2002. The average number of shares outstanding for fiscal 2003 on a diluted basis was approximately 93.2 million or 0.3 million lower than in fiscal 2002.

EBITDA
(in millions of dollars)

(BAR CHART)

96    152
97    199
98    251
99    329
00    378
01    316
02    361
03    112

EBIT
(in millions of dollars)

(BAR CHART)

96    115
97    156
98    201
99    261
00    295
01    211
02    242
03    (14)


NET EARNINGS
(in millions of dollars)

 (BAR CHART)

96    67
97    92
98    116
99    150
00    169
01    117
02    131
03    (58)


22    ROYAL GROUP TECHNOLOGIES LIMITED    2003

Notes to Consolidated Financial Statements

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

1.    SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, the more significant of which are outlined below. A reconciliation to accounting principles generally accepted in the United States is shown in note 18.

(a)   Principles of consolidation:

These consolidated financial statements include the accounts of Royal Group Technologies Limited (the "Company"), its subsidiaries and its proportionate share of the accounts of its joint ventures. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest. All significant intercompany profits, transactions and balances have been eliminated on consolidation.

      Investments over which the Company is able to exercise significant influence are accounted for using the equity method and investments where the Company does not control or exercise significant influence are accounted for using the cost method.

(b)   Use of estimates:

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Those estimates and assumptions are based on management's best knowledge of current events and actions that the Company may undertake in the future. The most significant estimates that the Company is required to make relate to allowance for doubtful accounts, inventory obsolescence and income taxes. Actual results could differ from those estimates.

(c)   Inventories:

Inventories are stated at the lower of cost, using the first-in, first-out method, and replacement cost for raw materials and work in process, and net realizable value for finished goods.

(d)   Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization. Interest costs relating to major capital expenditures are capitalized when interest costs are incurred before the capital asset is placed into productive use. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

================================================================================
Buildings                                                          20 - 40 years
Plant equipment                                                    10 - 15 years
Dies and moulds                                                     4 - 10 years
Office and computer equipment                                       3 - 10 years
Aircraft and transport equipment                                    5 - 20 years
================================================================================

In December 2002, the Accounting Standards Board ("AcSB") of The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3063, Impairment of Long-Lived Assets, which the Company adopted on a prospective basis for fiscal 2003. Section 3063 provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This new standard requires that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value.

      During 2003, the Company evaluated its foreign operations and has decided to focus its efforts on the primary building products that the Company has to offer, with the Royal Building Systems being positioned as one product within this line-up. The Company also decided to focus primarily on its operations in Mexico, China and Poland. Based on this evaluation, the Company determined that the carrying amounts of certain assets in its foreign operations may not be recoverable and therefore an impairment loss was recognized. The fair value of the impaired assets was determined based on a valuation using a present value model as at the date of the impairment test. An impairment loss of $23,416 was recorded in 2003 and is included in the cost of sales and operating expenses line of the consolidated statement of earnings. The impaired long-lived assets are included in the Products segment of the Company's operations.

      In December 2002, the AcSB of the CICA issued Handbook Section 3475, Disposal of Long- Lived Assets and Discontinued Operations, which the Company adopted on a prospective basis for fiscal 2003. Section 3475 provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. This new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

      During 2003, the Company evaluated certain of its long-lived assets, including machinery and equipment and management information systems, with the decision to reposition or abandon these assets. As such, the Company wrote down these assets to their net realizable value and recorded a charge of $33,600. This charge is included in the cost of sales and operating expenses line of the consolidated statement of earnings. The long-lived assets associated with this charge are included in the Products segment of the Company's operations. During 2003, the Company reclassified certain non-strategic assets that are currently held for sale to a separate line in note 6. These assets primarily comprise certain real estate and have a net book value of $23,199. The loss resulting from the valuation of these assets at market value recorded in 2003 is $1,500 and is included in the cost of sales and operating expenses line of the consolidated statement of earnings. These assets are included in the Support segment of the Company's operations.

(e)   Goodwill and other assets:

In August 2001, the AcSB of the CICA issued Handbook Section 3062, Goodwill and Other Intangible Assets. Section 3062 replaces the requirement to amortize goodwill with a requirement to test for impairment at least annually. Any impairment loss would be charged against current period earnings and shown as a separate line item in the consolidated statements of earnings. The Company adopted Section 3062 effective October 1, 2001. No change was required to the carrying value of goodwill upon adoption of this section. In accordance with the requirements of Section 3062, this change in accounting policy was not applied retroactively and the amounts for the prior periods were not restated.

      The Company completed the annual impairment assessment and no impairment loss has been recorded in the year ended September 30, 2003.

      The standard also specifies the criteria that intangible assets must meet to be recognized and reported apart from goodwill. The Company evaluated existing intangible assets, including estimates of remaining useful lives. No reclassifications were required and patents continue to be amortized on a straight-line basis over 5 to 17 years.

      Deferred financing costs are amortized over the life of the related debt instruments.

(f)   Revenue recognition:

Revenue is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment to or receipt by customers, depending on contractual terms.

(g)   Foreign currency translation:

In November 2001, the AcSB of the CICA issued final amendments to Handbook
Section 1650, Foreign Currency Translation. The Company adopted amended Section 1650 effective October 1, 2002. In accordance with the requirements of Section 1650, this change in accounting policy was applied retroactively and the amounts presented for prior periods have been restated.

      The amendments to this standard require separate disclosure of exchange gains and losses on the income statement and the elimination of the deferral and amortization of unrealized gains and losses on non-current foreign exchange-denominated monetary assets and liabilities, except to the extent that they meet specific criteria for hedge accounting. As of the date of adoption of
Section 1650, the Company had $4,248 in deferred foreign exchange losses on the consolidated balance sheets. This change was applied retroactively with the result that net earnings increased by $1,856 ($0.02 per share) for the year ended September 30, 2002, and earnings of prior periods were reduced by $6,104.

      The accounts of the Company's foreign operations that are considered to be self-sustaining are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the rates in effect at the consolidated balance sheet dates and revenue and expenses are translated at average exchange rates for the year. Gains or losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in a "Currency Translation Adjustment" account in shareholders' equity until there is a realized reduction in the net investment. The change in the currency translation adjustments was due to the strengthening of the Canadian dollar to the US dollar.

      Simultaneously with the release of amendments to Section 1650, Foreign Currency Translation, the AcSB issued Accounting Guideline ("AcG") No. 13, Hedging Relationships, which establishes new criteria for hedge accounting. The new criteria includes the requirement for the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. The requirements of this Guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. The Company has adopted this Guideline effective October 1, 2002.

      Gains and losses on the translation of the US dollar-denominated senior notes (note 9) are designated as a hedge of the US dollar net investment in the self-sustaining operations

30    ROYAL GROUP TECHNOLOGIES LIMITED    2003

Notes to Consolidated Financial Statements

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

and are offset against the exchange gains or losses arising on translation of the financial statements of the foreign operations and are included in the currency translation adjustment.

      Monetary assets and liabilities denominated in US dollars have been translated into Canadian dollars at the rate of exchange in effect at the consolidated balance sheet dates. All revenue and expenses denominated in US dollars are translated at average rates in effect during the year. Translation gains and losses are included in the consolidated statements of earnings.

      The accounts of the Company's foreign operations that are considered to be integrated are translated into Canadian dollars using the temporal method.

(h)   Research and development:

The Company carries on various applied research and development ("R&D") programs, certain of which are partially funded by governments, including investment tax credits. R&D expenditures are charged to earnings in the period in which they are incurred. Funding received is accounted for using the cost reduction approach. Total R&D expenditures net of recoveries from governments were approximately $14,985 (2002 - $21,688), of which $7,005 (2002 - $12,143)
was expensed to cost of sales.

(i)   Stock option plan:

Effective October 1, 2002, the Company adopted the new recommendations in Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments on a prospective basis, as permitted by the standard. This Section requires a fair value-based method of accounting be applied to all stock-based payments. Effective October 1, 2002, the Company accounts for employee stock options by measuring the compensation costs for options granted on or after October 1, 2002 under the fair value-based method of accounting, using the Black-Scholes option pricing model. As a result of applying this new standard, after-tax compensation expense of $74 for stock options issued after the date of adoption was recorded in the current year (note 10).

(j)   Income taxes:

The Company applies the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and rates is recognized in income in the year that includes the date of enactment or substantive enactment.

      In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, the character of the tax assets and the tax planning strategies in making this assessment. Based upon projections of future taxable income over the periods in which the future income tax assets are deductible, management believes the Company will realize the benefits of these assets.

(k)   Comparative figures:

Certain prior year comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

2.    BUSINESS DEVELOPMENT:

Acquisitions of other businesses:

During 2003, the Company acquired working capital and property, plant and equipment from certain businesses for aggregate consideration of $4,525 cash. These acquisitions were accounted for by the purchase method and are summarized as follows:

================================================================================
Working capital                                                           $1,600
Property, plant and equipment                                              2,925
--------------------------------------------------------------------------------
Total purchase price                                                      $4,525
================================================================================

During 2002, the Company acquired 100% equity interest in certain businesses for aggregate consideration of $149,217 in cash. The largest of the acquisitions was the purchase of Royal Mouldings (formerly Marley Mouldings LLC) ("Marley"). Marley was a US manufacturer and marketer of mouldings and millwork made from polyvinylchloride and polystyrene using cellular foam extrusion technology. These acquisitions were accounted for by the purchase method and are summarized as follows:

================================================================================
                                           Royal Mouldings    Other      Total
--------------------------------------------------------------------------------
Working capital                            $        20,512   $   445   $  20,957
Property, plant and equipment                       72,257     7,873      80,130
Other assets                                         7,314        --       7,314
Goodwill                                            40,816        --      40,816
--------------------------------------------------------------------------------
Total purchase price                       $       140,899   $ 8,318   $ 149,217
================================================================================

3.    INTEREST IN JOINT VENTURES:

The Company's proportionate interest in joint ventures includes the following:

================================================================================
                                                              2003         2002
--------------------------------------------------------------------------------
Current assets                                              $12,724      $13,606
Property, plant and equipment                                10,283       13,150
--------------------------------------------------------------------------------
Total assets                                                 23,007       26,756

Current liabilities                                           6,304        6,700
Long-term liabilities                                         1,899        2,171
--------------------------------------------------------------------------------
Total liabilities                                             8,203        8,871
--------------------------------------------------------------------------------
Shareholders' equity                                        $14,804      $17,885
================================================================================

Net sales                                                   $41,505      $51,207
Net earnings                                                  3,348        5,919
================================================================================
Cash provided by operating activities                       $ 5,349      $10,133
Acquisition of property, plant and equipment                    648          762
================================================================================

The Company is contingently liable for the proportionate share of its Joint Ventures partners' liabilities but has recourse to the assets of the Joint Ventures.

4.    ACCOUNTS RECEIVABLE:

================================================================================
                                                        2003             2002
--------------------------------------------------------------------------------
Trade                                                 $332,341         $381,064
Taxes and other                                         24,674           18,535
Allowance for doubtful accounts                        (14,414)          (9,267)
--------------------------------------------------------------------------------
                                                      $342,601         $390,332
================================================================================

5.    INVENTORIES:

================================================================================
                                                          2003            2002
--------------------------------------------------------------------------------
Raw materials and work in process                       $147,385        $175,050
Finished goods                                           254,234         320,660
--------------------------------------------------------------------------------
                                                        $401,619        $495,710
================================================================================

                                    ROYAL GROUP TECHNOLOGIES LIMITED    2003  31

Notes to Consolidated Financial Statements

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

6.    PROPERTY, PLANT AND EQUIPMENT:

======================================================================================
                                                                  2003         2002
--------------------------------------------------------------------------------------
                                                Accumulated     Net book     Net book
                                      Cost      amortization     value         value
--------------------------------------------------------------------------------------
Land                               $   98,864   $         --      $98,864   $  106,443
Buildings                             549,375         92,535      456,840      476,122
Plant equipment                     1,102,082        397,106      704,976      820,780
Dies and moulds                       248,971        127,956      121,015      119,736
Office and computer equipment          54,060         41,233       12,827       19,733
Aircraft and transport equipment       35,980         23,312       12,668       15,833
--------------------------------------------------------------------------------------
                                    2,089,332        682,142    1,407,190    1,558,647

Assets under construction              52,334             --       52,334       78,402
Assets held for sale                   24,927          1,728       23,199           --

--------------------------------------------------------------------------------------
                                   $2,166,593   $    683,870   $1,482,723   $1,637,049
======================================================================================

Assets under construction are expected to be placed into productive use during fiscal 2004 and consist of land and buildings under construction of $15,501 (2002 - $24,776) and plant equipment under construction of $36,833 (2002 - $53,626). Capital expenditures during the year include $2,300 (2002 - $3,616) of capitalized interest costs.

      Assets held for sale are expected to be disposed of during the next 12 months and consist of land of $17,826 and buildings of $5,373.

7.    GOODWILL AND OTHER ASSETS:

================================================================================
                                                             2003         2002
--------------------------------------------------------------------------------
Goodwill                                                   $218,679     $226,203
Patents, net of accumulated amortization of
$7,252 (2002 - $5,089)                                       10,415       13,253
Deferred financing costs, net of accumulated
amortization of $1,481 (2002 - $1,896)                        1,735        2,067
--------------------------------------------------------------------------------
                                                            230,829      241,523

Investments                                                  25,584       34,234
--------------------------------------------------------------------------------
                                                           $256,413     $275,757
================================================================================

Investments include the Company's holdings in associated companies and other business ventures accounted for by the equity and cost methods.

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

================================================================================
                                                      2003                2002
--------------------------------------------------------------------------------
Trade                                               $175,530            $202,215
Taxes and other                                       83,062              55,109
--------------------------------------------------------------------------------
                                                    $258,592            $257,324
================================================================================

9.    BANK INDEBTEDNESS AND TERM DEBT:

The Company has an authorized $500,000 (2002 - $700,000) revolving, unsecured bank credit facility with a syndicate of banks, of which $389,661 was drawn at September 30, 2003 (2002 - $63,152) and nil (2002 - $345,830) was committed as backup liquidity to outstanding amounts on the Company's commercial paper program. The bank credit facility was reduced during the fiscal year according to the lending agreement.

      Subsequent to year end, on October 29, 2003, the Company elected to convert its term debt drawn under the 364-day facility to a non-revolving, non-amortizing term loan repayable on April 28, 2005. The costs of borrowings under the term-out remain unchanged from the previous amounts drawn on the revolving facility.

      The bank credit facility is for working capital requirements, acquisitions, capital expenditures, and commercial paper backup liquidity lines and bears interest at prime or at 0.950% (2002 - 0.675%) over bankers' acceptance rates or LIBOR on drawn amounts and a standby fee of 0.175% (2002 - 0.125%) on the undrawn portion of the facility, payable quarterly in arrears. Additionally, utilization fees are determined quarterly in arrears of 0.05% (2002 - 0.05%), if 1/3 to 2/3 of the facility is drawn and 0.10% (2002 - 0.10%), if greater than 2/3 of the facility is drawn. The drawn fee and the standby fee are subject to variation if the Company's term credit rating is adjusted.

      The Company has an authorized $400,000 (2002 - $400,000) commercial paper program in Canada. On September 30, 2003, nil (2002 - $345,830) was issued and outstanding. On January 29, 2003, DBRS downgraded the Company's commercial paper program to R-2 (high) from R-1 (low). Following this, all borrowings under this program were replaced with borrowings under the Company's bank credit facility.

      The Company has an authorized $400,000 (2002 - $400,000) medium-term note program in Canada expiring on April 1, 2004. This program is unsecured, ranking pari passu with the bank credit facility. On April 13, 2000, the Company issued $150,000 of notes, bearing a coupon rate of 6.90%, payable semi-annually in arrears, maturing April 13, 2010, at which time, the notes are due in full.

      The Company is subject to covenants under its various lending agreements.

      The Company has private placements of unsecured senior notes outstanding as follows:

(a) US $45,000 (Canadian $60,844), bearing interest at 7.17% with equal annual principal repayments due from August 2004 to 2006;

(b)   US $25,000 (Canadian $33,803), bearing interest at 7.31%, due August 2006;
      and

(c)   US $115,000 (Canadian $155,492), bearing interest at 7.10%, due November
      2007.

================================================================================
                                                          2003           2002
--------------------------------------------------------------------------------
                                                                     (Restated -
                                                                     note 1 (g))
Bank indebtedness:
   Commercial paper                                     $      --     $ 345,830
   Bankers' acceptances advances                          318,000            --
   LIBOR advances (US $53,000; 2002 - US $40,000)          71,661        63,152
--------------------------------------------------------------------------------
                                                          389,661       408,982

Less cash                                                  34,581        25,197

--------------------------------------------------------------------------------
Bank indebtedness                                       $ 355,080     $ 383,785
================================================================================

Term debt:
Medium-term notes outstanding                           $ 150,000     $ 150,000
Senior notes outstanding (US $185,000;
2002 - US $250,000)                                       250,139       394,700
Other term debt requiring periodic principal
repayments                                                  4,459         6,344
--------------------------------------------------------------------------------
                                                          404,598       551,044

Term debt due within one year                             (21,266)     (103,754)

--------------------------------------------------------------------------------
Term debt                                               $ 383,332     $ 447,290
================================================================================

32    ROYAL GROUP TECHNOLOGIES LIMITED    2003

Notes to Consolidated Financial Statements

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

9.    BANK INDEBTEDNESS AND TERM DEBT (CONTINUED):

Term debt principal repayments, using the year-end exchange rates, for the next five fiscal years and thereafter, are as follows:

================================================================================
2004                                                                    $21,266
2005                                                                     21,266
2006                                                                     55,068
2007                                                                         882
2008                                                                     156,116
Thereafter                                                               150,000
--------------------------------------------------------------------------------
                                                                        $404,598
================================================================================

10.   CAPITAL STOCK:

Authorized capital stock of the Company consists of the following:

(a)   Unlimited preference shares:

      Preference shares are issuable in series, with the designation of rights, privileges, restrictions and conditions to be determined by the Board of Directors prior to the issue of the first shares of a series. None of these shares is issued or outstanding.

(b)   Unlimited subordinate voting and multiple voting common shares:

      (i)   Subordinate voting common shares:

            Each share is entitled to one vote per share at all meetings of shareholders and shall participate equally as to dividends with each multiple voting share.

      (ii)  Multiple voting common shares:

            Each share is entitled to 20 votes per share at all meetings of shareholders and shall participate equally as to dividends with each subordinate voting share. Each share may be converted at any time into a fully paid subordinate voting share on a one-for-one basis, at the shareholder's option.

                  In the event that either the subordinate voting shares or the multiple voting shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class. Under certain conditions, the sale or transfer of multiple voting shares shall cause such shares to be changed to subordinate voting shares.

The following common shares have been issued:

===================================================================================================
                          Subordinate voting         Multiple voting                Total
                          Shares       Amount       Shares       Amount       Shares       Amount
---------------------------------------------------------------------------------------------------
September 30, 2001      75,122,556   $  592,141   15,935,444   $   16,635   91,058,000   $  608,776
Issued for cash under
stock option plan        2,159,617       23,921           --           --    2,159,617       23,921
---------------------------------------------------------------------------------------------------

September 30, 2002      77,282,173      616,062   15,935,444       16,635   93,217,617      632,697
Issued for cash under
stock option plan            3,000           14           --           --        3,000           14
---------------------------------------------------------------------------------------------------

September 30, 2003      77,285,173   $  616,076   15,935,444   $   16,635   93,220,617   $  632,711
===================================================================================================

The Company maintains a stock option plan to allow management and key operating personnel to purchase subordinate voting shares, substantially exercisable as to half on or after three years from the date of issue, the balance after six years from the date of issue. The maximum number of subordinate voting shares reserved to be issued for options cannot exceed 8,058,039 and all options expire nine years after the date of issue.

The number of stock options has varied as follows:

================================================================================
                                               2003                       2002
--------------------------------------------------------------------------------
                                            Weighted                   Weighted
                                            average                    average
                              Number of     exercise     Number of     exercise
                               options       price       options        price
--------------------------------------------------------------------------------
Balance, beginning of year    9,663,517    $    27.45    9,752,838    $   24.28
Granted                          60,000         17.14    2,216,779        26.16
Exercised                        (3,000)        11.25   (2,159,617)       11.47
Cancelled                      (613,300)        31.62     (146,483)       32.46
--------------------------------------------------------------------------------
Balance, end of year          9,107,217         27.10    9,663,517        27.45
================================================================================
Options exercisable,
end of year                   4,662,467    $    23.43    3,962,694    $   22.35
================================================================================

                                    ROYAL GROUP TECHNOLOGIES LIMITED    2003  33

Notes to Consolidated Financial Statements

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

10.   CAPITAL STOCK (CONTINUED):

The following table summarizes information about stock options outstanding at September 30, 2003:

===========================================================================================================
                                       Options outstanding              Options exercisable
-----------------------------------------------------------------------------------------------------------
                                       Weighted average
Range of exercise        Number   remaining contractual   Weighted average        Number   Weighted average
price per share     outstanding            life (years)     exercise price   exercisable     exercise price
===========================================================================================================
$ 7.15 - $17.63       1,349,344                     0.7             $11.81     1,299,343             $11.69
$19.60 - $29.90       4,296,123                     5.8              25.43     2,274,094              25.07
$30.00 - $36.00       1,394,750                     3.9              32.81       848,250              32.87
$36.10 - $46.60       2,067,000                     3.4              36.70       240,782              38.10

-----------------------------------------------------------------------------------------------------------
                      9,107,217                   27.10                        4,662,469             $23.43
===========================================================================================================

The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model:

================================================================================
Assumptions                                                  2003          2002
--------------------------------------------------------------------------------
Risk-free interest rate                                       3.8%          4.7%
Expected life                                            5.2 years     4.9 years
Expected volatility                                          49.7%         42.7%

================================================================================

Weighted average fair value of
options granted                                          $   8.26      $  11.49

================================================================================

11.   EARNINGS (LOSS) PER SHARE:

Basic and diluted earnings (loss) per share have been calculated using the weighted average and maximum dilutive number of shares, using the treasury stock method:

================================================================================
                                           2003                       2002
--------------------------------------------------------------------------------
                              Weighted         Per       Weighted         Per
                              average          common    average          common
                              number of        share     number of        share
                              common shares    amount    common shares    amount
================================================================================
                                                                        (Restated -
                                                                        note 1 (g))
Basic net earnings (loss)
per common share                 93,219,925    $(0.62)      92,574,936    $1.42
Dilutive effect of stock
options                                  --        --          940,800     0.02

--------------------------------------------------------------------------------
Diluted net earnings (loss)
per common share                 93,219,925    (0.62)       93,515,736     1.40
================================================================================

In 2003, all 9,107,217 options are excluded since they are anti-dilutive. For 2002, the dilutive effect of stock options excludes the effect of 5,156,100 out-of-the-money options, as they are anti-dilutive.

34    ROYAL GROUP TECHNOLOGIES LIMITED    2003

Notes to Consolidated Financial Statements

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

12.   AMORTIZATION CHARGES:

================================================================================
                                                         2003             2002
--------------------------------------------------------------------------------
Property, plant and equipment                          $124,013         $116,223
Patents                                                   2,350            2,085
--------------------------------------------------------------------------------
                                                       $126,363         $118,308
================================================================================

13.   INTEREST AND FINANCING CHARGES:

================================================================================
                                                         2003             2002
--------------------------------------------------------------------------------
                                                                     (Restated -
                                                                     note 1 (g))
Interest expense:
        Operating                                      $ 15,343      $    12,751
        Term                                             30,172           36,368
Bank and financing charges                                4,917            2,736
Amortization of deferred financing costs                    280              370
--------------------------------------------------------------------------------
                                                       $ 50,712      $    52,225
================================================================================

14.   INCOME TAXES:

Total income tax expense (recovery) for the year ended September 30, 2003 was allocated as follows:

================================================================================
                                                        2003            2002
--------------------------------------------------------------------------------
                                                                     (Restated -
                                                                     note 1 (g))
Earnings (loss) before income taxes:
Canadian operations                                   $  64,013       $ 206,983
Foreign operations                                     (128,732)        (16,958)
--------------------------------------------------------------------------------
                                                      $ (64,719)      $ 190,025
================================================================================

Current income tax expense (recovery):
Canadian operations                                   $   8,479       $  42,552
Foreign operations                                          200            (304)
--------------------------------------------------------------------------------
                                                          8,679          42,248

Future income tax expense (recovery):
Canadian operations                                       4,611          17,752
Foreign operations                                      (17,773)         (4,325)
--------------------------------------------------------------------------------
                                                        (13,162)         13,427

--------------------------------------------------------------------------------
                                                      $  (4,483)      $  55,675
================================================================================

Income tax expense (recovery) attributable to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 33.12% (2002 - 33.12%) to pretax earnings (loss) as a result of the following:

================================================================================
                                                           2003          2002
--------------------------------------------------------------------------------
                                                                     (Restated -
                                                                     note 1 (g))
Earnings (loss) before income taxes and minority        $ (64,719)    $ 190,025
interest
================================================================================

Expected income taxes based on an effective
   manufacturing and processing income tax rate
   of approximately 33.12% (2002 - 33.12%)              $ (21,435)    $  62,936
Changes in income taxes attributed to:
   Adjustment to future income tax assets and
      liabilities for enacted changes in tax
      laws and rates                                         (565)       (1,407)
   Increase (decrease) due to non-deductible
      expenses incurred in foreign jurisdictions           11,927        (7,107)
Non-taxable refundable income taxes and other               5,590         1,253
--------------------------------------------------------------------------------
                                                        $  (4,483)    $  55,675
================================================================================

In accordance with the Canadian income tax accounting standard (note 1(j)), the effects of substantively enacted changes in federal or provincial income tax rates on future income tax assets and liabilities are included in the Company's consolidated financial statements. The effect of the enacted changes in the provincial income tax rates is reported as a $565 (2002 - $1,407) reduction to future income tax expense in fiscal 2003.

      The Company has been granted tax incentives for its Poland and China subsidiaries. These incentives are subject to certain conditions with which the Company expects to comply.

      The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at September 30, 2003 are presented below:

================================================================================
                                                          2003             2002
--------------------------------------------------------------------------------
Future income tax assets:
Share issue costs                                    $     706        $     682
Non-capital loss carryforwards                          28,206            7,442
Other, including refundable taxes                        1,681            1,700
--------------------------------------------------------------------------------
                                                        30,593            9,824

Less valuation allowance                                 3,993            1,000

--------------------------------------------------------------------------------
Future income tax assets                             $  26,600        $   8,824
================================================================================

Future income tax liabilities:
Capital, intangible and other assets                 $(115,682)       $(110,917)
Other                                                  (15,487)         (15,974)

--------------------------------------------------------------------------------
Future income tax liabilities                        $(131,169)       $(126,891)
================================================================================

15.   SEGMENT REPORTING DATA:

Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief decision- makers in deciding how to allocate resources and in assessing performance.

The Company's significant operating segments are:

(a)   Products segment:

      This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, exterior cladding, window coverings, housewares and furniture, outdoor products, pipe/fittings, commercial doors and various applications of the building system used to construct a broad array of structures.

(b)   Support segment:

      This segment represents materials, machinery and tooling and services provided predominately to the products segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds, as well as a variety of recycled plastics and materials. Machinery and tooling manufacturing, property management, distribution, transportation, research and development, as well as various support services, such as strategic guidance, sales, operational issues, purchasing, financial and administrative support and human resources, are also provided by this segment.

Performance is evaluated based on pre-tax earnings before amortization and interest, and return on invested capital. The Company sells to a broad range of customers, none of which accounted for more than 6.5% (2002 - 5.4%) of net sales.

                                    ROYAL GROUP TECHNOLOGIES LIMITED    2003  35

Notes to Consolidated Financial Statements

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

15.   SEGMENT REPORTING DATA (CONTINUED):

The accounting policies for each of the segments are the same as those described in note 1. Inter-segment transactions are negotiated as if the transactions were to third parties, at market prices.

===================================================================================================================
2003                                                          Products      Support     Intra-group    Consolidated
-------------------------------------------------------------------------------------------------------------------
Net sales                                                   $ 1,868,342   $   581,365   $  (564,310)   $  1,885,397
Earnings before amortization and interest                        17,380        94,976                       112,356
Amortization charges                                             89,827        36,536                       126,363
Acquisition of property, plant and equipment and goodwill        67,945        28,513                        96,458
Property, plant and equipment                                   761,347       721,376                     1,482,723
Goodwill                                                        183,038        35,641                       218,679
Total assets                                                  1,641,720       888,734                     2,530,454
===================================================================================================================

===================================================================================================================
2002                                                          Products      Support     Intra-group    Consolidated
-------------------------------------------------------------------------------------------------------------------
Net sales                                                   $ 1,856,587   $   615,643   $  (557,000)   $  1,915,230
Earnings before amortization and interest                       194,440       166,118                       360,558
Amortization charges                                             83,792        34,516                       118,308
Acquisition of property, plant and equipment and goodwill       219,416        34,856                       254,272
Property, plant and equipment                                   866,589       770,460                     1,637,049
Goodwill                                                        187,045        39,158                       226,203
Total assets                                                  1,814,376     1,019,591                     2,833,967
===================================================================================================================

Virtually all intra-group sales relate to materials, machinery and tooling and service transactions of the support segment.

Certain information with respect to geographic regions is presented below:

===============================================================================================
                                                                                       Other
2003                              Total                      Canada         US        foreign
-----------------------------------------------------------------------------------------------
                                                                          Sales
                                                           ====================================
Manufactured by:
Canadian operations             $1,105,820           59%   $  616,060   $  483,883   $    5,877
US operations                      654,246           35%          202      647,845        6,199
Foreign operations                 125,331            6%            4        1,186      124,141
-----------------------------------------------------------------------------------------------
                                $1,885,397                 $  616,266   $1,132,914   $  136,217
                                                    100%           33%          60%           7%
-----------------------------------------------------------------------------------------------
Property, plant and equipment   $1,482,723                 $1,080,997   $  276,568   $  125,158
Goodwill                           218,679                     84,620      123,546       10,513
===============================================================================================

===============================================================================================
                                                                                       Other
2002                              Total                      Canada         US        foreign
-----------------------------------------------------------------------------------------------
                                                                          Sales
                                                           ====================================
Manufactured by:
Canadian operations             $1,141,013           60%   $  564,051   $  557,652   $   19,310
US operations                      651,044           34%          113      643,360        7,571
Foreign operations                 123,173            6%           --          146      123,027
-----------------------------------------------------------------------------------------------
                                $1,915,230                 $  564,164   $1,201,158   $  149,908
                                                    100%           29%          63%           8%
-----------------------------------------------------------------------------------------------
Property, plant and equipment   $1,637,049                 $1,133,144   $  336,263   $  167,642
Goodwill                           226,203                     84,674      131,016       10,513
===============================================================================================

36    ROYAL GROUP TECHNOLOGIES LIMITED    2003

Notes to Consolidated Financial Statements

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

16.     SUPPLEMENTARY CASH FLOW INFORMATION:
(a)     Items not affecting cash:

================================================================================
                                                       2003               2002
--------------------------------------------------------------------------------
                                                                     (Restated -
                                                                      note 1(g))
Amortization charges                              $ 126,363          $ 118,308
Amortization of deferred financing costs                280                370
Future income taxes                                 (13,498)            13,427
Asset write-downs                                   158,200             23,500
Other                                                 3,203             (3,519)
--------------------------------------------------------------------------------
                                                  $ 274,548          $ 152,086
================================================================================

(b)     Change in non-cash working capital:

================================================================================
                                                      2003                2002
--------------------------------------------------------------------------------
Accounts receivable                               $  7,156           $ (17,752)
Inventories                                         21,026             (66,336)
Prepaid expenses                                    (5,398)              5,998
Accounts payable and accrued liabilities            (5,691)             28,322
--------------------------------------------------------------------------------
                                                  $ 17,093           $ (49,768)
================================================================================

The changes noted above are exclusive of non-cash working capital acquired through acquisitions.

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

(a)   Derivative financial instruments:
      The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative instruments.

(b)   Concentration of credit risk:

      Concentration of credit risks in accounts receivable are limited due to the large number of customers comprising the Company's customer base throughout the world. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to particular customers, historical trends and other relevant information.

(c)   Fair values of financial instruments:

      The fair values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities, as recorded in the consolidated balance sheets, approximate their carrying amounts due to the short-term maturities of these instruments.

            Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

            Fair value estimates of term debt are determined by references to current market prices for debt with similar terms and risks. As at September 30, 2003, the fair value of the Company's senior notes exceeded the book value of these obligations by $40,492 (2002 -$57,003) using year-end exchange rates and discount rates ranging from 1.46% to 2.35%. As at September 30, 2003, the fair value of the Company's medium-term notes exceeded the book value of these obligations by $27,881 (2002 - $18,534), using a discount rate of 4.13%.

18. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, accounting principles generally accepted in the United States of America ("US GAAP") differ from Canadian GAAP. The following is a summary of the effect of significant differences in GAAP on the consolidated financial statements.

(a)   Description of GAAP differences:

      (i) Substantively enacted tax laws and rates: Canadian GAAP permits the recognition of the impact of substantively enacted changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period those tax laws and rates have been substantively enacted.

                  US GAAP does not recognize the concept of substantively
            enacted tax laws and rates and only allows recognition of the impact of a tax rate reduction on future income tax assets and liabilities once it is passed into a law.

      (ii)  Derivative instruments and hedging activities:

            Canadian GAAP does not require the reporting of derivative instruments on the consolidated balance sheets at fair value. In the US, the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Derivative Financial Instruments and Hedging Activities, as amended by SFAS 149, requires that the Company report all derivative instruments on the consolidated balance sheets at fair value. Management has determined that the impact of the adoption of FASB's SFAS No. 133 on its US GAAP disclosure is not material.

      (iii) Comprehensive income:

            The FASB in the United States issued SFAS 130, which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

      (iv)  Incorporated joint ventures:

            US GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportional consolidation for purposes of registration and other filings notwithstanding the departure from US GAAP. Consequently, the additional information regarding the Company's interest in joint ventures is presented in note 3.

(b)   Net earnings in accordance with US and Canadian GAAP:

================================================================================
                                                      2003                2002
--------------------------------------------------------------------------------
                                                                      (Restated
                                                                      note 1(g))
Net earnings (loss) in accordance with
Canadian and US GAAP                              $  (58,211)        $ 131,016
Foreign currency translation adjustment              (73,139)          (13,846)
--------------------------------------------------------------------------------
Comprehensive income based on US GAAP             $ (131,350)        $ 117,170
================================================================================

(c)   Other disclosures:

      (i)   Accounting for employee stock options:

            Prior to fiscal 2003, the Company, as permitted under SFAS No. 123, Accounting for Stock-Based Compensation, accounted for stock options using the intrinsic value method and was required to disclose pro forma earnings and earnings per share information as if the Company has accounted for its employee stock options issued in 1995 and subsequent years under the fair value method. The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions by year:

================================================================================
Assumptions                                           2003                2002
--------------------------------------------------------------------------------
Risk-free interest rate                                3.8%            4.7%
Expected life                                          5.2 years       4.9 years
Expected volatility                                   49.7%           42.7%
================================================================================
Weighted average fair value of
options granted                                   $   8.26           $11.49
================================================================================

                       ROYAL GROUP TECHNOLOGIES LIMITED          2003         37

Notes to Consolidated Financial Statements

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

18. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. An amendment of FASB Statement No. 123, SFAS 148 amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value-based method of SFAS 123, rather than electing to continue to follow the intrinsic value method. Under SFAS 148, the Company could have adopted the recommendations of SFAS 123 either (a) prospectively to awards granted or modified after the beginning of the year of adoption, (b) retroactively with restatement for awards granted or modified since January 1, 1995, or (c) prospectively to awards granted or modified since January 1, 1995. Effective October 1, 2002, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted after October 1, 2002. The effect of adoption of SFAS 148 was that after-tax stock compensation expense of $74 was recorded in 2003.

      Had the Company applied the fair value-based method to all stock options outstanding at the date of adoption, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

================================================================================
                                                      2003                2002
--------------------------------------------------------------------------------
                                                                      (Restated
                                                                      note 1(g))
Net earnings (loss), as reported                  $  (58,211)        $ 131,016
Pro forma stock compensation expense                  (3,822)           (9,651)
--------------------------------------------------------------------------------
Net pro forma earnings (loss)                     $  (62,033)        $ 121,365
================================================================================

Basic earnings (loss) per share:

As reported                                       $    (0.62)        $   1.42
Pro forma                                              (0.67)            1.31
Diluted earnings (loss) per share:
As reported                                            (0.62)            1.40
Pro forma                                              (0.67)            1.30
================================================================================

(ii)  Recent accounting pronouncements issued but not yet adopted:

      In January 2003, FASB issued FIN 46, which requires the consolidation of entities defined as variable interest entities (more commonly referred to as special purpose entities), in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. This Interpretation must be applied to all variable interest entities created after January 31, 2003, and by the beginning of the first interim and annual reporting period commencing after September 2003 for variable interest entities created prior to February 1, 2003.The Company has not yet determined the effect, if any, of the adoption of FIN 46 on the Company's consolidated financial statements.

            In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of SFAS No. 150, which previously were often classified as equity, must now be classified as liabilities. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on the Company's consolidated financial statements.

            In June 2003, the AcSB issued new CICA AcG-15, Consolidation of Variable Interest Entities. This Guideline addresses the consolidation of variable interest entities, which are entities that have insufficient equity or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 also provides guidance for determining who should consolidate the variable interest entity. This Guideline is effective for the first interim and annual period beginning on or after January 1, 2004, with earlier application encouraged. The impact of adopting this Guideline is not expected to be significant to the Company.

19.   COMMITMENT AND CONTINGENCIES:

The Company is committed to minimum annual payments under operating leases for the rental of buildings as follows:

================================================================================
2004                                                                   $  4,332
2005                                                                      4,070
2006                                                                      3,749
2007                                                                      2,574
2008                                                                      2,314
Thereafter                                                                1,096
--------------------------------------------------------------------------------
                                                                       $ 18,135
================================================================================

The Company has a long-term agreement for the annual purchase of up to 400 million pounds of vinyl chloride monomer from a North American supplier. The contract is at market prices reflecting considerations for volume and term and extends until December 31, 2006. The Company is finalizing a contract extension to extend the contract for another five years. The contract has a two-year notice period.

      The Company has contingent liabilities under standby letters of credit amounting to approximately $13,740 (2002 - $13,800) and US $4,125 (2002 - US
$3,287).

      From time to time, the Company is involved in various claims, legal proceedings, investigations and complaints arising in the course of business. The Company cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition of the Company.

20.   RELATED PARTY TRANSACTIONS:

During 2003, the Company sold products to companies related to shareholders totalling $1,650 (2002 - $22,800), which was at fair market value.


38        ROYAL GROUP TECHNOLOGIES LIMITED          2003

Supplementary Financial Information

TWELVE-YEAR SUMMARY OF STATEMENTS OF EARNINGS(1)

For the years ended September 30
(In thousands of Canadian dollars, except per share amounts)

==========================================================================================================================
                                        2003             2002(3)        2001           2000           1999           1998
==========================================================================================================================
Net sales                          1,885,397        1,915,230      1,669,036      1,549,481      1,282,004      1,050,103

Cost of sales and
operating expenses                (1,773,041)      (1,554,672)    (1,353,109)    (1,179,107)      (952,902)      (799,103)

Other income                            --               --             --            8,025           --             --
--------------------------------------------------------------------------------------------------------------------------

Operating margin (EBITDA)            112,356          360,558        315,927        378,399        329,102        251,000
Percentage                               6.0%            18.8%          18.9%          24.4%          25.7%          23.9%


Amortization charges                (126,363)        (118,308)      (104,632)       (83,335)       (67,134)       (50,033)
Interest and financing charges       (50,712)         (52,225)       (56,546)       (46,592)       (31,377)       (17,617)
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations      (64,719)         190,025        154,749        248,472        230,591        183,350
Management shareholder bonuses          --               --             --             --             --             --
Unusual items                           --               --             --             --             --           (2,900)
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
income taxes and minority            (64,719)         190,025        154,749        248,472        230,591        180,450
interest

Income taxes (recovery)               (4,483)          55,675         38,001         79,246         79,182         64,712
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
minority interest                    (60,236)         134,350        116,748        169,226        151,409        115,738

Minority interest                      2,025           (3,334)           690           (109)        (1,440)           355
--------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)1)                (58,211)         131,016        117,438        169,117        149,969        116,093
==========================================================================================================================
Earnings (loss) per share:

  Basic                           ($    0.62)      $     1.42     $     1.29     $     1.95     $     1.75     $     1.38

  Diluted(2)                      ($    0.62)      $     1.40     $     1.27     $     1.89     $     1.68     $     1.32
==========================================================================================================================

========================================================================================================================
                                         1997           1996           1995           1994           1993           1992
========================================================================================================================
Net sales                             848,741        675,092        535,053        466,810        368,388        316,564

Cost of sales and
operating expenses                  (649,313)        (522,65)      (286,904)      (360,557)      (286,904)      (244,589)

Other income                             --             --             --             --             --             --
-------------------------------------------------------------------------------------------------------------------------

Operating margin (EBITDA)             199,428        152,442        111,609        106,253         81,484         71,975
Percentage                               23.5%          22.6%          20.9%          22.8%          22.1%          22.5%


Amortization charges                  (43,624)       (36,932)       (28,095)       (23,902)       (20,552)       (18,536)
Interest and financing charges         (9,155)        (8,191)        (9,895)       (17,597)       (20,387)       (19,771)
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations       146,649        107,319         73,619         64,754         40,545         33,689
Management shareholder bonuses           --             --             --           (8,079)        (5,446)        (1,979)
Unusual items                            --             --             --            5,815           --             --
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
income taxes and minority             146,649        107,319         73,619         62,490         35,099         31,689
interest

Income taxes (recovery)                52,721         38,772         26,142         18,982         12,666         10,527
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
minority interest                      93,928         68,547         47,477         43,508         22,433         21,162

Minority interest                      (2,265)        (1,394)          (864)        (2,168)          (734)          (722)
-------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)1)                  91,663         67,153         46,613         41,340         21,699         20,440
========================================================================================================================
Earnings (loss) per share:

  Basic                            $     1.13     $     0.87     $     0.66           --             --             --

  Diluted(2)                       $     1.06     $     0.81     $     0.59           --             --             --
========================================================================================================================

(1) 1994-92 pre IPO net earnings and operating margin are unadjusted on a pro-forma basis. Royal commenced trading on the Toronto Stock Exchange in November 1994. (2) Fiscal 1997-2000 diluted net earnings per share restated for adoption of the Treasury Method of calculating diluted weighted average number of shares in 2001. (3) 2002 restated for the adoption of CICA Handbook Section 1650.

                                 ROYAL GROUP TECHNOLOGIES LIMITED   2003     39

Supplementary Financial Information

QUARTERLY DATA(1)
(In thousands of Canadian dollars, except per share amounts)


Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. As such, sales, operating margins and net earnings as a percentage of sales have historically been significantly different in the first two quarters, or on a by-quarter basis, as compared to an annualized amount or rate.

==========================================================================================================================
                                                         Q1             Q2              Q3              Q4           Total
==========================================================================================================================
Corporate Operating Results - Fiscal 2003
Net sales                                           421,312        412,283         525,024         526,778       1,885,397
Operating margin (EBITDA)                            67,819         47,618          40,299         (43,380)        112,356
Net earnings (loss)                                  15,937          5,521          (1,645)        (78,024)        (58,211)
Basic net earnings (loss) per share                   $0.17          $0.06          $(0.02)         ($0.84)         ($0.62)
Diluted net earnings (loss) per share                 $0.17          $0.06          $(0.02)         ($0.84)         ($0.62)
--------------------------------------------------------------------------------------------------------------------------

Corporate Operating Results - Fiscal 2002(2)

Net sales                                           384,220        404,744         579,330         546,936       1,915,230
Operating margin (EBITDA)                            78,301         81,563         124,234          76,460         360,558
Net earnings                                         25,331         26,671          56,846          22,168         131,016
Basic net earnings per share                          $0.28          $0.29           $0.61           $0.24           $1.42
Diluted net earnings per share                        $0.27          $0.28           $0.60           $0.24           $1.40
--------------------------------------------------------------------------------------------------------------------------

Corporate Operating Results - Fiscal 2001
Net sales                                           353,648        334,043         506,949         474,396       1,669,036
Operating margin (EBITDA)                            72,407         32,214         115,117          96,189         315,927
Net earnings (loss)                                  22,725         (5,134)         49,873          49,974         117,438
Basic net earnings (loss) per share                   $0.25         ($0.06)          $0.55           $0.55           $1.29
Diluted net earnings (loss) per share(3)              $0.25         ($0.06)          $0.54           $0.54           $1.27
--------------------------------------------------------------------------------------------------------------------------

Corporate Operating Results - Fiscal 2000
Net sales                                           320,128        334,508         459,835         435,010       1,549,481
Operating margin (EBITDA)                            74,524         76,727         119,930         107,218         378,399
Net earnings                                         29,737         29,405          56,768          53,207         169,117
Basic net earnings per share                          $0.35          $0.34           $0.66           $0.60           $1.95
Diluted net earnings per share(3)                     $0.33          $0.33           $0.64           $0.58           $1.89
--------------------------------------------------------------------------------------------------------------------------

Corporate Operating Results - Fiscal 1999
Net sales                                           260,700        272,063         371,628         377,614       1,282,004
Operating margin (EBITDA)                            59,477         63,631          99,282         106,712         329,102
Net earnings                                         25,083         25,445          47,715          51,726         149,969
Basic net earnings per share                          $0.29          $0.30           $0.56           $0.60           $1.75
Diluted net earnings per share(3)(4)                   --             --              --              --             $1.68
--------------------------------------------------------------------------------------------------------------------------

[LINE GRAPH]

[PLOT POINTS TO COME]


[LINE GRAPH]

[PLOT POINTS TO COME]


(1)   Quarterly information is unaudited.

(2)   2002 quarterly restated for the adoption of CICA Handbook Section 1650.

(3) 2000 quarterly and fiscal 1999-2000 diluted net earnings per share restated for adoption of the Treasury Method of calculating diluted weighted average number of shares in 2001. (4) Restated quarterly diluted net earnings per share for 1999 not available.


40        ROYAL GROUP TECHNOLOGIES LIMITED          2003

Supplementary Financial Information

SALES BY PRODUCT LINE


==============================================================================================================================
SEGMENTS                                                           Annual Net Sales (in millions of dollars)(1)
------------------------------------------------------------------------------------------------------------------------------
                                                    03        02        01        00        99        98        97         96
==============================================================================================================================
Home Improvement Products

Custom Profiles                                    734       702       518       488       419       347       330        287
Exterior Cladding                                  309       300       238       210       179       152       123        107
Residential Doors                                 --        --        --           8        25        19        19         18

Consumer Products

Window Coverings                                   230       252       260       261       234       192       163        128
Outdoor Products                                   143       144       126       127        85        65        26          8
Housewares & Furniture                             108       117       105        77        49        42         0          0

Construction Products
Pipe & Fittings                                    222       212       187       178       149       114       106         78
Commercial Doors                                    26        25        24        22        20        16        13          0

Royal Building Systems/Foreign Operations           96       105       122       113        82        77        44         28

------------------------------------------------------------------------------------------------------------------------------
Total Products Segment                           1,868     1,857     1,580     1,484     1,242     1,024       824        654
------------------------------------------------------------------------------------------------------------------------------

Materials                                          430       434       371       392       293       194       171        134
Machinery & Tooling                                 60        63        87        79        93        90        37         22
Services                                            91       118       205       263       153       107        72         51

------------------------------------------------------------------------------------------------------------------------------
Total Support Segment                              581       615       663       734       539       391       280        207
------------------------------------------------------------------------------------------------------------------------------

Intra-Group Eliminations                          (564)     (557)     (574)     (669)     (499)     (365)     (255)      (186)

------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED NET SALES                           1,885     1,915     1,669     1,549     1,282     1,050       849        675
------------------------------------------------------------------------------------------------------------------------------


(1) Certain product line sales figures for prior years have been restated to reflect the current presentation of product line sales data.

                                  ROYAL GROUP TECHNOLOGIES LIMITED   2003    41

Supplementary Financial Information

OUTSTANDING SHARE INFORMATION

as at September 30, 2003 and 2002

                                                       2003               2002
--------------------------------------------------------------------------------
Multiple Voting Shares                           15,935,444         15,935,444
Subordinate Voting Shares                        77,285,173         77,282,173
                                                 ----------         ----------
Total shares outstanding                         93,220,617         93,217,617

Total options outstanding as at September 30, 2003 are 9,107,217 (2002 - 9,663,517).

Dividend Policy: Royal's policy is to retain its earnings to finance growth and development of its business. Royal does not expect to pay dividends in the foreseeable future. The Board of Directors will review this policy from time to time in the context of Royal's earnings, financial position and other relevant factors.

DEBT RATINGS

    RATING AGENCY                  MEDIUM TERM NOTES
--------------------------------------------------------
    DBRS                           BBB (high)
    S&P                            BBB


TRADING DATA (STOCK SYMBOL: RYG)

                             High          Low         Close          Volume
                            (TSX)         (TSX)        (TSX)         (000' s )
                                                                     TSX+NYSE
--------------------------------------------------------------------------------
Fiscal 2003
Fourth Quarter             12.71          9.51        12.10            20,083
Third Quarter              10.69          6.60         9.63            33,877
Second Quarter             16.79          6.57         6.85            30,163
First Quarter              17.50         13.02        15.21            19,095
--------------------------------------------------------------------------------
Total                                                                 103,218

Fiscal 2002
Fourth Quarter             31.97         13.06        13.70            25,607
Third Quarter              32.20         28.67        31.48            16,953
Second Quarter             32.40         28.05        30.15            14,460
First Quarter              29.49         21.90        29.38            17,216
--------------------------------------------------------------------------------
Total                                                                  74,236

ROYAL GROUP'S SHARE PERFORMANCE
Cumulative Total Return on Investment of $C100

(September 1998 through September 2003)

[PLOT POINTS TO COME]


42        ROYAL GROUP TECHNOLOGIES LIMITED          2003

Enhancing Corporate Governance

Since reporting to you last year, we have worked diligently to enhance Royal Group's corporate governance.

Royal Group's Board of Directors, as of December 18, 2003 will be comprised of a non-executive Chairman, five independent non-management directors and four related directors. Accordingly, the Board will be represented by a majority of independent directors.

We are particularly pleased to have James Sardo and Robert Lamoureux join the Board. Mr. Sardo brings years of experience in our industry, as well as recognized skill as a director of public corporations. Mr. Lamoureux brings recognized experience as a facilitator of corporate governance, as well as the financial credentials necessary to chair our Audit Committee.

Early this year, the Board formed a Compensation Committee, as well as a Nomination and Corporate Governance Committee. All board committees are now entirely comprised of independent directors. The Nomination and Corporate Governance Committee has served to bring forward the candidates for new positions on the Board. The Compensation Committee has served to review and approve executive compensation in 2003, as well as to determine an executive compensation system for 2004 based on measures of return on invested capital.

In addition to the enhancements to the Board, we adopted a formal Code of Ethics applying to principal executive officers and senior financial officers. This code of ethics follows the guidelines set out by the Sarbanes-Oxley Act. We have also implemented a formal disclosure policy, governing the release of information to the public about our business.

Royal Group's Co-Chief Executive Officers and Royal's Senior Vice President and Chief Financial Officer intend to certify statements in this report, which are contained in our annual filings with the United States Securities and Exchange Commission, consistent with that practice last year.

Further information on Royal Group's approach to corporate governance can be found on Royal's web site in the Investor Relations Section, as well as in the 2003 Management Information Circular.

/s/ Vic De Zen                                   /s/ Douglas Dunsmuir
-------------------------------                  ---------------------------
Vic De Zen                                       Douglas Dunsmuir
Chairman and                                     Co-Chief Executive Officer
Co-Chief Executive Officer                       and President

December 16, 2003                                December 16, 2003


                                        ROYAL GROUP TECHNOLOGIES LIMITED 2003 43

Corporate Information

Board of Directors
Vic De Zen
Royal Group Technologies Limited
Chairman and
Co-Chief Executive Officer

Douglas Dunsmuir
Royal Group Technologies Limited
Co-Chief Executive Officer and President

Ron Goegan
Royal Group Technologies Limited
Senior Vice-President and
Chief Financial Officer

Gwain Cornish
Royal Group Technologies Limited
Senior Vice President

Ronald Slaght
Lenczner Slaght Royce Smith Griffin
Barristers, Partner

Ralph Brehn
Retired former President
of Hunter Douglas Canada Ltd.

Irvine Hollis
Former President of Duracell Inc.
Presently Management Consultant

James Sardo
Corporate Director

Robert Lamoureux
Former Partner
PricewaterhouseCoopers LLP

Board Committees

Audit Committee:
Robert Lamoureux (Chair)
Ronald Slaght
Ralph Brehn

Nomination and Governance Committee:
Irvine Hollis (Chair)
Robert Lamoureux
James Sardo

Compensation Committee:
Ronald Slaght (Chair)
Irvine Hollis
James Sardo

Executive Officers

Vic De Zen
Chairman and
Co-Chief Executive Officer

Douglas Dunsmuir
Co-Chief Executive Officer and President

Ron Goegan
Senior Vice-President and
Chief Financial Officer

Gwain Cornish
Senior Vice President

Angelo Bitondo
Senior Vice-President - Operations

Lu Galasso
Vice President and Director of Taxation

Transfer Agent and Registrar
Information regarding your shareholdings may be obtained by writing or calling the transfer agents:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253 or (514) 982-7270
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: caregistryinfo@computershare.com

Co-Transfer Agent (USA.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600
Facsimile: (303) 262-0700


Shareholder Inquiries

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: info@royalgrouptech.com
Web site: www.royalgrouptech.com

Annual Meeting

The annual meeting of shareholders of Royal Group Technologies Limited will be held February 25, 2004. The notice of and proxy materials were mailed to shareholders with this report.

Stock Exchange Listings

Subordinate Voting Shares are listed on The Toronto Stock Exchange and the New York Stock Exchange.
Symbol: RYG

Index Listings

S&P/TSX Composite Index
S&P/TSX 60 Index

Auditors
KPMG LLP, Chartered Accountants
Suite 3300, Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B2


Manufacturing Operations Outside of Canada & the USA
Product Segment:
Argentina:
Royal Group Technologies del Sur S.A.
Avenida 520, Ruta #2
Km. 55, Abasto 1903
Parque Industrial La Plata
Buenos Aires, Argentina
Tel: (54-11) 4314-8997
Fax: (54-11) 4813-2667
E-mail: info@royalhousing.com.ar

Brazil:
Royal DoBrasil Technologies S.A.
Ax Ceara 330- Conj. 401
CEP 90240-510-Porto Alegre
RS-Brasil
Tel: (55-51) 3326-1608
Fax: (55-51) 3325-5583
E-mail: info@royalbrasil.com.br

China:
Royal Building Systems (Shanghai) Limited
328 Rongle Dong Lu
Songjiang Industrial Zone
Songjiang, Shanghai 201613
China
Tel: (86-21) 5774-3802
Fax: (86-21) 5774-2340
E-mail: info@royalshanghai.com

Colombia:
Royalco S.A.
Via a Mamonal Km. 5
Sector Puerta de Hierro
Apartado 6397
Cartagena, Colombia
Tel: (57-1) 611-4140
Fax: (57-1) 618-3485
E-mail: info@royalcosa.com

Mexico:
Royal Building Systems de Mexico,
S.A. de C.V.
Calle Adair, Lote 6, Manzana 4
Parque de la Pequena y Mediana Industria
Puerto Industrial de Altamira
Altamira, Tamaulipas,
C.P. 89609 Mexico
Tel: (52-55) 26-25-15-00
Fax: (52-55) 53-43-05-80
E-mail: atencionaclientes@royalmex.com.mx

Poland:
Royal Europa Sp. z.o.o
ul. Royal 1
59-320 Polkowice Dolne
Poland
Tel: (48-76) 847-0080
Fax: (48-76) 847-0086
E-mail: info@royaleuropa.com

Support Segment:
AMUT S.P.A.
Novara, Italy

Ariostea S.P.A.
Reggio Emilia, Italy

We wish to publicly thank Greg Sorbara who served as a Director of Royal Group for many years. Greg stepped down from his Board positions in November 2003, in order for him to accept his appointment as Minister of Finance for the Province of Ontario.

Vic De Zen Chairman and
Co-Chief Executive Officer

Douglas Dunsmuir
Co-Chief Executive Officer and
President


                                               Ce rapport est egalement publie
                                               en francais.



44        ROYAL GROUP TECHNOLOGIES LIMITED          2003

Increasing identity with end users:
Royal's Home Builder Program

[HOUSE GRAPHIC]

Royal is a technology driven manufacturer, offering innovative alternatives to traditional home building materials, with a strong commitment to quality and value.

Home Building Alternatives by Royal

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation and administrative and intellectual property disputes; changes in environmental regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of December 16, 2003 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

Designed and Produced by: Artifex Design Group Inc., Printing: JNR Graphics Inc., Translation: Grand Allee

                                    [LOGOS]


                        [ROYAL GROUP TECHNOLOGIES LOGO]

CONSOLIDATED
CASH FLOW
(in millions of dollars)

(BAR CHART)

96      119
97      153
98      187
99      244
00      280
01      256
02      286
03      214

CONSOLIDATED
FREE CASH FLOW
(in millions of dollars)

(BAR CHART)

96        13
97      (124)
98      (151)
99       (95)
00      (264)
01       (99)
02       103
03       138

INVESTING ACTIVITIES

(BAR CHART)

PLOT POINTS TO COME

WORKING CAPITAL
(in millions of dollars)

(BAR CHART)

96      165
97      229
98      199
99      181
00      197
01      180
02      167
03      130

PROPERTY, PLANT
AND EQUIPMENT
(in millions of dollars)

(BAR CHART)

96      393
97      605
98      859
99     1159
00     1455
01     1604
02     1637
03     1483

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

In fiscal 2003, the Group generated cash flow (earnings before minority interest plus items not affecting cash) of $214.3 million, a decrease of $72.1 million over the $286.4 generated in the prior year. During the three years ended September 30, 2003, the Group's cash flow from operations aggregated $756.3 million. Cash flow from operations and from working capital reductions were used to finance capital expenditures and repay term debt. For 2002, an additional $68.0 million was generated from the sale of non-strategic assets including the sale of real estate, a corporate plane and divestiture of certain businesses within the Support segment.

WORKING CAPITAL

A summary of the Group's consolidated working capital position at September 30 is set out below (in $ millions):

                               2003                   2002
===========================================================
Working Capital                129.8                  167.5
Current ratio                  1.20x                  1.22x

Working capital was $129.8 million at September 30, 2003, $37.7 million less than the prior year's $167.5 million. As a measure of asset management, receivable days were 55 days at September 30, 2003, an improvement from last year's 62 days. Days inventory decreased to 117 from 141 days last year. Without the impact of the current year charges on inventory, days inventory would have been 130 days. The decrease reflects management's continued focus on improving production and inventory management practices. Management's focus for fiscal 2004 is to balance production efficiencies with inventory carrying costs. This should lead to an overall lower days inventory.

CAPITAL SPENDING

Overall capital spending including acquisitions, for the years ended September 30, 2003 & 2002 is summarized below (in $millions):

                                 2003                2002
==========================================================
Capital expenditures             93.5                133.3
Acquisitions                      4.5                149.2
----------------------------------------------------------
Total capital spending           98.0                282.5

For the year ended September 30, 2003, capital expenditures amounted to $93.5 million compared to $133.3 million for the same period last year. Approximately $65.0 million was expended in the Products segment primarily for tooling and equipment, with the remaining $28.5 million expended in the Support segment for added capacities in the materials division.

         During 2003, the Company acquired working capital and fixed assets from certain businesses for an aggregate consideration of $4.5 million. During fiscal 2002, the Group acquired 100% equity interests in certain businesses for an aggregate consideration of $149.2 million. The largest of the acquisitions was the purchase of Royal Mouldings (formerly Marley Mouldings LLC), which accounted for approximately 95% of the total cost of the acquisitions for the year.

LONG TERM DEBT AND FINANCIAL INSTRUMENTS

On September 30, 2003 the Group had an authorized $500 million revolving, unsecured bank credit facility with a syndicate of banks, of which a net of $389.7 million was drawn and nil was committed as back-up liquidity to the Group's commercial paper program. The bank credit facility is for working capital requirements, acquisitions and capital expenditures. Subsequent to year end, on October 29, 2003, the Company elected to convert its term debt drawn under the 364-day facility to a non-revolving, non-amortizing term loan repayable on April 28, 2005. The Group also has an authorized $400 million commercial paper program in Canada of which nil is issued and outstanding. On January 29, 2003, DBRS downgraded the Company's commercial paper program to R-2
(high) from R-1 (low). Following this, all borrowings under this program were replaced with borrowings under the company's bank credit facility. In addition the Group has an authorized $400 million medium term note program in Canada expiring April, 2004. This program is unsecured, ranking pari passu with the bank credit facility. At September 30, 2003, the funded debt to total capitalization was 36%, an improvement from the prior year's 38%.

         Management believes that the Group's anticipated cash flow from operations and cash on hand are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal natures thereof.

YEAR ENDED SEPTEMBER 30, 2002 AS COMPARED TO THE YEAR
ENDED SEPTEMBER 30, 2001

Consolidated net sales for the year ended September 30, 2002 increased 15% or $246 million to $1.92 billion, from sales of $1.67 billion in 2001. The overall sales increase was primarily due to the Royal Mouldings acquisition, as well as unit volume increases in the majority of product lines and slightly higher average selling prices offset by a decline in Window Coverings and RBS/Foreign Operations sales. Excluding Royal Mouldings, net sales for fiscal 2002 grew organically by 6% over 2001.

                              ROYAL GROUP TECHNOLOGIES LIMITED        2003    23

MANAGEMENT'S DISCUSSION & ANALYSIS

         Products segment sales for the year ended September 30, 2002 increased 18% or $277 million to $1,857 million from $1,580 million in 2001. The increase was lead by Home Improvement products increasing 33% from the prior year. The increase was attributable to both the acquisition of Royal Mouldings and higher unit volumes sold in Custom Profiles and Exterior Cladding, as well as some modest selling price increases. Consumer products contributed $21.7 million to the overall Group's sales growth. It was led by 15% growth in Outdoor Products and 11% growth in Housewares & Furniture. Much of the growth in Outdoor Products was due to market penetration in areas such as fencing and decking products as certain applications of pressure treated wood are being phased out. The growth in Housewares & Furniture sales was due to unit volume increases and new product line introductions. Detracting from the Consumer Products growth was a 3% decrease in Window Coverings sales. Competition from Asia in the ready-made market segment led to some price decreases amongst certain Window Coverings product lines. Construction Products increased 13% from the prior year, due to higher unit volumes sold and modest selling price increases for Pipe & Fittings, as well as moderate unit volume increases from Commercial Doors. Offsetting the overall Products segment revenue growth was the $17.5 million (14%) decrease in net sales from RBS/Foreign Operations. Economic conditions in South America and particularly in Argentina led to lower unit volumes being sold.

         Support segment sales for the year ended September 30, 2002 decreased, as expected, 7% or $47.8 million to $615.6 million from $663.4 million in 2001. The decrease in net sales was primarily due to the completion of our industrial complex in the Toronto area and related added capacity expansion in the prior fiscal year. The decrease was partially offset by increased sales of materials due to higher demands from the Products segment.

         During fiscal 2002, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations, increased to 70.5% of total sales from 66.6% in 2001. Much of this increase was due to the Royal Mouldings acquisition.

         A non-cash charge of $23.5 million resulting from a comprehensive review of all operating assets was recorded in fiscal 2002. Principally, the charge represents the write-off of first generation recycling equipment and tooling, as well as certain equipment previously used in production of certain window coverings. The first generation recycling equipment have recently been replaced by second generation technologies which have enabled entry into more efficient production of products such as roof tiles, window & door components, decking and railing.

         The Group's overall operating margin for the year ended September 30, 2002 increased by $44.7 million or 14.1% to $360.6 million compared to $315.9 million last year. EBITDA as a percentage of sales decreased slightly to 18.8% from 18.9% last year. Raw material costs as a percentage of sales decreased to 42.6% from 43.4% last year due primarily to the average resin cost for the year being lower than the previous year.

         Labour and overhead costs as a percentage of sales were 13.6% and 10.3% respectively, compared to 13.6% and 9.6% last year. Higher variable costs and lower fixed cost absorption were due to lower than expected sales volumes, particularly in the Window Coverings division. In addition, higher amortization cost contributed to the increase in overhead rates.

         Selling and distribution costs as a percentage of sales increased to 13.4% from 12.5% due to increased transportation cost, the inclusion of Royal Mouldings sales involving more in-store sales oriented costs and costs associated with introduction of new products or marketing programs. In particular, significant selling costs were incurred in preparation for the roll-out of new custom and cut-to-fit window covering programs. General and administration cost remained constant at 6.3% of sales for both years.

         Products segment EBITDA for the year ended September 30, 2002 increased by $41 million or 27% to $194.4 million compared to $153.4 million last year. EBITDA as a percentage of sales increased to 10.5% from 9.7% last year. The increase was primarily due to lower average raw materials costs.

         Support segment EBITDA for the year ended September 30, 2002 increased $3.6 million or 2% to $166.1 million from $162.5 million in 2001. EBITDA as a percentage of sales increased to 27% from 24.5% last year. This increase was primarily due to lower average resin costs. In addition, the Materials division, which has higher operating margins, now makes up a larger percentage of the Support segment with the sale of certain non-strategic businesses.

         Amortization expense as a percentage of sales was 6.2%, slightly lower than the 6.3% experienced last year. This expense increased to $118.3 million from $104.6 million for last year due to added capacities in both operating segments, the capital expenditure program undertaken during the past two years, and the Royal Mouldings acquisition. Partially offsetting this increase, was the absence of goodwill amortization in fiscal 2002.

         In the Products segment, amortization expense as a percentage of sales was 4.5% for both fiscal 2002 and 2001. This expense increased by $12.7 million from $71.1 million for the same period last year due primarily to the inclusion of Royal Mouldings.

         In the Support segment amortization expense as a percentage of sales was 5.6%, greater than the 5.0% experienced last year. This expense increased by $1.0 million from $33.5 million for last year due primarily to added capacities in the recycling division and manufacturing facility additions.

         Interest and financing charges have been restated for the adoption of
Section 1650 of the CICA Handbook, as discussed earlier. Interest and financing charges decreased as a percentage of sales, to 2.7% from 3.4% last year. Interest expense decreased by $4.3 million from $56.5 million due to the Group's effective interest rates being lower than those experienced in 2001, the overall lower level of loan utilization for working capital and capital spending purposes and the elimination of the deferral and amortization unrealized gains and losses on non-current foreign exchange-denominated monetary assets and liabilities of $1.9 million in 2002. Partially offsetting the decrease was the reduction in capitalized interest costs in fiscal 2002 to $3.6 million as compared to $8.2 million capitalized in fiscal 2001. During the year, the Group's capital expenditures and acquisitions were financed from cash flow from operations.

         In fiscal 2002, income tax expense as a percentage of earnings before income taxes increased to 29.3% from 24.6%. The increase is due to a $9 million one-timetax reduction in fiscal 2001 resulting from favourable provincial tax legislation passed in June 2001.

         Net earnings in 2002, increased $13.6 million to $131.0 million or 7% of net sales up from $117.4 million or 7% of net sales for the previous year. Diluted earnings per share for fiscal 2002 was $1.40 compared to $1.27 in fiscal 2001. The average number of shares outstanding for fiscal 2002 on a diluted basis was approximately 93.5 million or 0.7 million greater than in fiscal 2001. As indicated earlier, the Group adopted Section 1650 of the CICA Handbook in 2003 and no longer amortizes deferred foreign exchange losses, which represented $2.3 million or $0.02 per share during fiscal 2001.

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group's future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group's actual results and could cause the Group's actual results for 2004 and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include fluctuations in the

24      ROYAL GROUP TECHNOLOGIES LIMITED        2003
level of renovation, remodeling and construction activity; changes in the Group's product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or revenues related to sales price increases; the sufficiency of restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group's outstanding debt and current debt ratings; the ability to meet the financial covenants in the Group's credit facilities; changes in the Group's product mix; the growth rate of the markets in which the Group's products are sold; market acceptance and demand for the Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation and administrative and intellectual property disputes; and changes in environmental regulation and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

- The Group's business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodeling, new housing starts and the level of construction activity in general.

- The price and availability of raw materials, and in particular PVC resin, represents a substantial portion of the cost of manufacturing the Group's products. Historically, there have been fluctuations in these raw materials' prices and in some instances price movements have been volatile and affected by circumstances beyond the Group's control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply.

- As the Group carries out a significant portion of its activities in foreign markets (including the United States of America), it is exposed to the risk of foreign exchange fluctuations. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future. The Group does not purchase derivative instruments beyond those needed to hedge foreign currency requirements.

- The Group faces a high level of competition in most product categories and geographic regions. Low cost foreign competitors continue to be a threat to the Group's cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services. In addition, the Group may compete in some product categories and regions with larger, better capitalized companies which may be better positioned to respond to shifts in the marketplace.

CRITICAL ACCOUNTING POLICIES

The preparation of the Group's consolidated financial statements in conformity with generally accepted accounting principles requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management's best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowances for doubtful accounts receivable, inventory obsolescence, and income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

Refer to Note 18c(ii) in the Notes to Consolidated Financial Statements on page 38 of this report, for the discussion of recent accounting pronouncements issued but not yet adopted.

REVENUE RECOGNITION

Revenue is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment to or receipt by customers depending on contractual terms.

ALLOWANCES FOR DOUBTFUL ACCOUNTS RECEIVABLE

In order for management to establish the appropriate allowances for doubtful accounts receivable, estimates are made with regards to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

INVENTORY OBSOLESCENCE

In order for management to establish the appropriate provision for inventory, certain judgements and estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving reports, customer demand patterns and market acceptance of our products. The failure to estimate correctly could result in inventory being either higher or lower than the determined provision as of the date of the balance sheet.

INCOME TAXES

In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The failure to estimate correctly could result in some portion of the net income tax position not being realized.

OUTLOOK

Fiscal 2003 was a very challenging year. Management is more optimistic about prospects for the years ahead, as we direct our strategic focus into those businesses that will provide us the highest returns, as we adapt best practises in the businesses that have been a drain on profitability and as we aggressively pursue those strategies that will restore healthy capacity utilization rates.

         Quarterly financial data (unaudited) can be found on page number 40 in this annual report.

                              ROYAL GROUP TECHNOLOGIES LIMITED        2003    25

REPORT TO THE SHAREHOLDERS

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management. The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management's best estimates and judgements. All other financial information in the report is consistent with that contained in the financial statements. The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

         The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is comprised solely of independent directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.

         The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

/s/ Vic De Zen
--------------------------------
Vic De Zen
Chairman and Co-C.E.O.
November 18,2003

/s/ Douglas Dunsumuir
--------------------------------
Douglas Dunsmuir
Directr, Co-C.E.O. and President
November 18, 2003

/s/ Ron Goegan
--------------------------------
Ron Goegan
Director, Senior V.P. and C.F.O.
November 18, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Royal Group Technologies Limited as at September 30, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
November 18, 2003

26      ROYAL GROUP TECHNOLOGIES LIMITED        2003

CONSOLIDATED BALANCE SHEETS

September 30, 2003 and 2002
(In thousands of Canadian dollars)

                                                              2003                      2002
                                                                           (Restated -note 1(g))
================================================================================================
ASSETS

Current assets:
   Accounts receivable (note 4)                           $   342,601                $   390,332
   Inventories (note 5)                                       401,619                    495,710
   Prepaid expenses                                            20,498                     26,295
------------------------------------------------------------------------------------------------
                                                              764,718                    912,337
Property, plant and equipment (note 6)                      1,482,723                  1,637,049

Future income tax assets (note 14)                             26,600                      8,824

Goodwill and other assets (note 7)                            256,413                    275,757
------------------------------------------------------------------------------------------------
                                                          $ 2,530,454                $ 2,833,967
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank indebtedness (note 9)                             $   355,080                $   383,785
   Accounts payable and accrued liabilities (note 8)          258,592                    257,324
   Term debt due within one year (note 9)                      21,266                    103,754
------------------------------------------------------------------------------------------------
                                                              634,938                    744,863

Term debt (note 9)                                            383,332                    447,290

Future income tax liabilities (note 14)                       131,169                    126,891

Minority interest                                              15,603                     18,249

Shareholders' equity:
   Capital stock (note 10)                                    632,711                    632,697
   Contributed surplus (note 1(i))                                 74                         --
   Retained earnings                                          841,930                    900,141
   Currency translation adjustments (note 1(g))              (109,303)                   (36,164)
------------------------------------------------------------------------------------------------
                                                            1,365,412                  1,496,674
Commitments and contingencies (note 19)
Subsequent event (note 9)
------------------------------------------------------------------------------------------------
                                                          $ 2,530,454                $ 2,833,967

================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Vic De Zen
--------------------------------
Vic De Zen
Chairman and Co-C.E.O.

/s/ Douglas Dunsumuir
--------------------------------
Douglas Dunsmuir
Directr, Co-C.E.O. and President

/s/ Ron Goegan
--------------------------------
Ron Goegan
Director, Senior V.P. and C.F.O.

                              ROYAL GROUP TECHNOLOGIES LIMITED        2003    27

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars, except per share amounts)

                                                                   2003                          2002
                                                                                  (Restated - note 1(g))
========================================================================================================
Net sales                                                      $ 1,885,397                   $ 1,915,230

Cost of sales and operating expenses                             1,773,041                     1,554,672
---------------------------------------------------------------------------------------------------------
Earnings before the undernoted                                     112,356                       360,558

Amortization charges (note 12)                                     126,363                       118,308
Interest and financing charges (note 13)                            50,712                        52,225
---------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and minority interest          (64,719)                      190,025

Income taxes (recovery) (note 14)                                   (4,483)                       55,675
---------------------------------------------------------------------------------------------------------
Earnings (loss) before minority interest                           (60,236)                      134,350

Minority interest                                                    2,025                        (3,334)
---------------------------------------------------------------------------------------------------------
Net earnings (loss)                                            $   (58,211)                  $   131,016
========================================================================================================

Earnings (loss) per share (note 11):
   Basic                                                       $     (0.62)                  $      1.42
   Diluted                                                     $     (0.62)                  $      1.40
========================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years ended September 30, 2003 and 2002
(in thousands of Canadian dollars)

                                                                2003                              2002
                                                                                   (Restated- note 1(g))
========================================================================================================
Retained earnings, beginning of year                         $ 900,141                         $ 775,229

Accounting policy change (note 1 (g))                               --                            (6,104)

Net earnings (loss)                                            (58,211)                          131,016
--------------------------------------------------------------------------------------------------------
Retained earnings, end of year                               $ 841,930                         $ 900,141
========================================================================================================

See accompanying notes to consolidated financial statements.

28      ROYAL GROUP TECHNOLOGIES LIMITED        2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30, 2003 and 2002
(In thousands of Canadian dollars)

                                                                             2003                        2002
                                                                                          (Restated - note 1(g))
================================================================================================================
Cash provided by (used in):

Operating activities:
  Earnings (loss) before minority interest                                $ (60,236)                  $ 134,350
  Items not affecting cash (note 16(a))                                     274,548                     152,086
  Change in non-cash working capital (note 16(b))                            17,093                     (49,768)
----------------------------------------------------------------------------------------------------------------
                                                                            231,405                     236,668
Financing activities:
  Decrease in bank indebtedness                                             (28,705)                    (21,582)
  Repayment of term debt                                                   (101,686)                    (24,556)
  Change in minority interest                                                (3,864)                        815
  Change in contributed surplus                                                  74                          --
  Proceeds from issuance of shares under stock option plan                       14                      23,921
----------------------------------------------------------------------------------------------------------------
                                                                           (134,167)                    (21,402)

Investing activities:
  Acquisition of property, plant and equipment                              (93,533)                   (133,326)
  Acquisitions of other businesses                                           (4,525)                   (149,217)
  Proceeds from sale of non-strategic assets                                     --                      67,970
  Change in other assets                                                        820                        (693)
----------------------------------------------------------------------------------------------------------------
                                                                            (97,238)                   (215,266)

----------------------------------------------------------------------------------------------------------------
Change in cash, being cash, end of year                                   $      --                   $      --
================================================================================================================

Supplemental cash flow information:
  Interest and financing charges paid                                     $  47,263                   $  52,891
  Income taxes paid                                                              --                      34,183
  Income taxes received                                                       7,884                          --
================================================================================================================

See accompanying notes to consolidated financial statements.

                              ROYAL GROUP TECHNOLOGIES LIMITED        2003    29